Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2022, the consolidated interim statements of comprehensive income for the-three month and nine-month periods ended September 30, 2022 and 2021, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by this matter.

As described in note 32.3.g) to the condensed consolidated interim financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have an impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 17, 2022, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2021 presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

</s/>KPMG Samjong Accounting Corp.

Seoul, Korea
November 14, 2022

This report is effective as of November 14, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2022 and December 31, 2021

(in millions of Korean won)

	Notes	September 30, 2022 (Unaudited)		December 31, 2021
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	27,496,770	~~W~~	31,009,374
Financial assets at fair value through profit or loss	4,6,11		61,885,282		66,005,815
Derivative financial assets	4,6,8		17,820,011		3,721,370
Loans measured at amortized cost	4,6,9,10		456,863,042		417,900,273
Financial investments	4,6,11		112,086,173		104,847,871
Investments in associates and joint ventures	12		698,542		448,718
Property and equipment			5,000,282		5,239,898
Investment property			2,691,122		2,514,944
Intangible assets			3,306,310		3,266,357
Net defined benefit assets	19		78,881		100,083
Current income tax assets			241,681		98,798
Deferred income tax assets	13,26		693,985		159,093
Assets held for sale			250,765		237,318
Assets of a disposal group held for sale			—		171,749
Other assets	4,6		37,829,136		28,174,173

Total assets		~~W~~	726,941,982	~~W~~	663,895,834

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	12,262,059	~~W~~	12,088,980
Derivative financial liabilities	4,6,8		19,058,733		3,682,258
Deposits	4,6,15		390,346,134		372,023,918
Borrowings	4,6,16		69,808,758		56,912,374
Debentures	4,6,17		72,363,288		67,430,188
Provisions	18		885,566		808,604
Net defined benefit liabilities	19		414,796		225,521
Current income tax liabilities			980,260		662,672
Deferred income tax liabilities	13,26		18,195		1,470,981
Insurance liabilities	30		58,996,628		57,165,936
Other liabilities	4,6		52,500,219		43,130,482

Total liabilities			677,634,636		615,601,914

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,434,251		2,838,221
Capital surplus			16,940,731		16,940,231
Accumulated other comprehensive income	28		(3,177,610)		1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	28		—		7,671
Retained earnings			28,314,318		25,672,815
Treasury shares			(836,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	20		47,766,060		47,460,582
Non-controlling interests			1,541,286		833,338

Total equity			49,307,346		48,293,920

Total liabilities and equity		~~W~~	726,941,982	~~W~~	663,895,834

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2022 and 2021

(in millions of Korean won, except per share amounts)

	Notes	2022 (Unaudited)				2021 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	5,372,220	~~W~~	14,377,071	~~W~~	3,824,035	~~W~~	11,136,688
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			5,160,478		13,793,495		3,677,568		10,698,240
Interest income from financial instruments at fair value through profit or loss			211,742		583,576		146,467		438,448
Interest expense			(2,006,539)		(4,715,571)		(969,754)		(2,881,334)

Net interest income	5,21		3,365,681		9,661,500		2,854,281		8,255,354

Fee and commission income			1,268,134		3,916,286		1,337,299		3,991,086
Fee and commission expense			(454,269)		(1,312,543)		(425,972)		(1,247,160)

Net fee and commission income	5,22		813,865		2,603,743		911,327		2,743,926

Insurance income			4,639,977		13,142,790		3,974,220		12,234,157
Insurance expense			(4,587,206)		(12,735,030)		(3,847,294)		(11,771,315)

Net insurance income	5,30		52,771		407,760		126,926		462,842

Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach			(471,432)		(986,843)		207,849		854,789
Losses on overlay adjustments			91,271		460,689		(22,769)		(151,948)

Net gains (losses) on financial instruments at fair value through profit or loss	5,23		(380,161)		(526,154)		185,080		702,841

Net other operating expenses	5,24		(205,213)		(1,090,658)		(425,881)		(1,302,887)

General and administrative expenses	5,19,25		(1,734,235)		(5,180,139)		(1,664,472)		(5,057,497)

Operating income before provision for credit losses	5		1,912,708		5,876,052		1,987,261		5,804,579

Provision for credit losses	5,7,9,10,18		(313,783)		(775,124)		(199,342)		(596,502)

Net operating income	5		1,598,925		5,100,928		1,787,919		5,208,077

Share of profit (loss) of investments in associates and joint ventures	5		5,778		(14,081)		10,639		93,774
Net other non-operating income (expenses)	5		107,014		326,302		(15,068)		(65,429)

Net non-operating income (expenses)			112,792		312,221		(4,429)		28,345

Profit before income tax expense	5		1,711,717		5,413,149		1,783,490		5,236,422
Income tax expense	5,26		(448,156)		(1,377,483)		(477,520)		(1,438,171)

Profit for the period	5		1,263,561		4,035,666		1,305,970		3,798,251

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	(8,764)	~~W~~	(40,476)	~~W~~	(2,324)	~~W~~	(4,454)
Share of other comprehensive loss of associates and joint ventures			(2)		(4)		(2)		(5)
Gains (losses) on equity securities at fair value through other comprehensive income			(223,681)		(940,598)		905,008		1,212,834
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			13,489		20,723		1,476		5,241

			(218,958)		(960,355)		904,158		1,213,616

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			441,164		706,979		161,618		255,366
Losses on debt securities at fair value through other comprehensive income			(762,325)		(2,901,146)		(103,275)		(861,239)
Share of other comprehensive income (loss) of associates and joint ventures			(416)		(393)		107		387
Gains (losses) on cash flow hedging instruments	8		(40,403)		(14,740)		(4,785)		12,887
Gains (losses) on hedging instruments of net investments in foreign operations	8		(137,354)		(233,337)		(31,018)		(53,152)
Other comprehensive loss arising from separate account			(64,796)		(219,471)		(17,092)		(48,630)
Gains (losses) on overlay adjustment	30		(66,167)		(333,928)		16,582		110,219

			(630,297)		(2,996,036)		22,137		(584,162)

Other comprehensive income (loss) for the period, net of tax			(849,255)		(3,956,391)		926,295		629,454

Total comprehensive income (loss) for the period		~~W~~	414,306	~~W~~	79,275	~~W~~	2,232,265	~~W~~	4,427,705

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,271,326	~~W~~	4,027,935	~~W~~	1,298,426	~~W~~	3,772,415
Non-controlling interests			(7,765)		7,731		7,544		25,836

		~~W~~	1,263,561	~~W~~	4,035,666	~~W~~	1,305,970	~~W~~	3,798,251

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	403,697	~~W~~	37,580	~~W~~	2,213,132	~~W~~	4,381,574
Non-controlling interests			10,609		41,695		19,133		46,131

		~~W~~	414,306	~~W~~	79,275	~~W~~	2,232,265	~~W~~	4,427,705

Earnings per share (in Korean won)	29
Basic earnings per share		~~W~~	3,174	~~W~~	10,118	~~W~~	3,281	~~W~~	9,550
Diluted earnings per share			3,104		9,886		3,212		9,346

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2022 and 2021

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Comprehensive income for the period
Profit for the period		—		—		—		—		—		3,772,415		—		25,836		3,798,251
Remeasurements of net defined benefit liabilities		—		—		—		(4,783)		—		—		—		329		(4,454)
Currency translation differences		—		—		—		236,583		—		—		—		18,783		255,366
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		566,849		—		(216,437)		—		1,183		351,595
Share of other comprehensive income of associates and joint ventures		—		—		—		382		—		—		—		—		382
Gains on cash flow hedging instruments		—		—		—		12,887		—		—		—		—		12,887
Losses on hedging instruments of net investments in foreign operations		—		—		—		(53,152)		—		—		—		—		(53,152)
Other comprehensive loss arising from separate account		—		—		—		(48,630)		—		—		—		—		(48,630)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		5,241		—		—		—		—		5,241
Gains on overlay adjustments		—		—		—		110,219		—		—		—		—		110,219

Total comprehensive income for the period		—		—		—		825,596		—		3,555,978		—		46,131		4,427,705

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities		—		873,931		—		—		—		—		—		—		873,931
Dividends on hybrid securities		—		—		—		—		—		(51,440)		—		(24,145)		(75,585)
Non-controlling interests changes in business combination		—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests		—		—		217,975		(5,954)		—		—		—		(212,021)		—
Others		—		—		(29)		—		—		—		—		25,120		25,091

Total transactions with shareholders		—		873,931		217,946		(5,954)		—		(1,033,319)		—		(209,052)		(156,448)

Balance as of September 30, 2021 (Unaudited)	~~W~~	2,090,558	~~W~~	2,569,919	~~W~~	16,941,535	~~W~~	1,449,653	~~W~~	—	~~W~~	25,063,275	~~W~~	(1,136,188)	~~W~~	694,862	~~W~~	47,673,614

Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Comprehensive income for the period
Profit for the period		—		—		—		—		—		4,027,935		—		7,731		4,035,666
Remeasurements of net defined benefit liabilities		—		—		—		(41,208)		—		—		—		732		(40,476)
Currency translation differences		—		—		—		679,944		(7,671)		—		—		34,706		706,979
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(4,082,470)		—		242,200		—		(1,474)		(3,841,744)
Share of other comprehensive loss of associates and joint ventures		—		—		—		(397)		—		—		—		—		(397)
Losses on cash flow hedging instruments		—		—		—		(14,740)		—		—		—		—		(14,740)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(233,337)		—		—		—		—		(233,337)
Other comprehensive loss arising from separate account		—		—		—		(219,471)		—		—		—		—		(219,471)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		20,723		—		—		—		—		20,723
Losses on overlay adjustments		—		—		—		(333,928)		—		—		—		—		(333,928)

Total comprehensive income for the period		—		—		—		(4,224,884)		(7,671)		4,270,135		—		41,695		79,275

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(389,634)		—		—		(389,634)
Issuance of hybrid securities		—		1,596,030		—		—		—		—		—		434,090		2,030,120
Dividends on hybrid securities		—		—		—		—		—		(85,699)		—		(30,731)		(116,430)
Retirement of treasury shares		—		—		—		—		—		(300,000)		300,000		—		—
Others		—		—		500		—		—		—		—		262,894		263,394

Total transactions with shareholders		—		1,596,030		500		—		—		(1,628,632)		300,000		666,253		934,151

Balance as of September 30, 2022 (Unauidted)	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	(3,177,610)	~~W~~	—	~~W~~	28,314,318	~~W~~	(836,188)	~~W~~	1,541,286	~~W~~	49,307,346

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2022 and 2021

(in millions of Korean won)

	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	4,035,666	~~W~~	3,798,251

Adjustments for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			361,969		(166,562)
Net losses on derivative financial instruments for hedging purposes			303,203		247,829
Provision for credit losses			775,124		596,502
Net losses (gains) on financial investments			118,356		(44,903)
Share of loss (profit) of associates and joint ventures			14,081		(93,774)
Depreciation and amortization expense			642,086		621,071
Amortization expense of VOBA			104,480		119,013
Other net gains on property and equipment/intangible assets			(255,819)		(1,221)
Share-based payments			26,024		83,373
Provision for policy reserves			1,762,563		2,324,045
Post-employment benefits			186,063		178,822
Net interest income			31,242		212,695
Gains on foreign currency translation			(722,024)		(185,517)
Other expenses			627,432		497,951

			3,974,780		4,389,324

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			3,505,102		(1,343,144)
Derivative financial instruments			501,222		37,463
Loans measured at fair value through other comprehensive income			(134,749)		(31,805)
Loans measured at amortized cost			(36,830,025)		(25,507,053)
Current income tax assets			(142,883)		13,486
Deferred income tax assets			(531,268)		(43,493)
Other assets			(5,556,387)		(9,367,881)
Financial liabilities at fair value through profit or loss			1,690,963		1,404,089
Deposits			15,486,509		17,660,964
Current income tax liabilities			317,588		(213,058)
Deferred income tax liabilities			222,147		193,043
Other liabilities			9,620,182		6,169,861

			(11,851,599)		(11,027,528)

Net cash outflow from operating activities			(3,841,153)		(2,839,953)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(121,156)		38,677
Disposal of financial asset at fair value through profit or loss			7,541,842		9,361,336
Acquisition of financial asset at fair value through profit or loss			(7,845,336)		(8,675,077)
Disposal of financial investments			17,548,882		39,745,182
Acquisition of financial investments			(29,626,644)		(44,648,456)
Disposal of investments in associates and joint ventures			137,789		480,452
Acquisition of investments in associates and joint ventures			(401,694)		(250,670)
Disposal of property and equipment			27,811		12,882
Acquisition of property and equipment			(149,295)		(167,225)
Disposal of investment property			1,282,722		—
Acquisition of investment property			—		(118,961)
Disposal of intangible assets			5,848		7,072
Acquisition of intangible assets			(169,174)		(113,873)
Net cash flows from changes in ownership of subsidiaries			745,403		142,875
Others			36,317		25,414

Net cash outflow from investing activities			(10,986,685)		(4,160,372)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			24,195		(19,470)
Net increase in borrowings			12,135,529		2,810,848
Increase in debentures			48,002,417		39,842,359
Decrease in debentures			(44,846,044)		(35,734,774)
Increase (decrease) in other payables to trust accounts			(1,103,799)		349,922
Dividends paid			(1,242,933)		(981,879)
Issuance of hybrid securities			1,596,030		873,931
Dividends paid on hybrid securities			(85,699)		(75,585)
Redemption of principal elements of lease payments			(192,122)		(63,789)
Increase in non-controlling interests			403,359		—
Others			512,675		(170,867)

Net cash inflow from financing activities			15,203,608		6,830,696

Effect of exchange rate changes on cash and cash equivalents			337,643		149,969

Net increase (decrease) in cash and cash equivalents			713,413		(19,660)
Cash and cash equivalents at the beginning of the period	31		9,108,460		8,685,092

Cash and cash equivalents at the end of the period	31	~~W~~	9,821,873	~~W~~	8,665,432

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of September 30, 2022, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the nine-month period ended September 30, 2022, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS No.1116 Leases – COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition as part of a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

(a) Major changes in accounting policy

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. If the Group prepares consolidated financial statements by applying Korean IFRS No.1117, the following parts are expected to make significant differences with the current consolidated financial statements. It does not mean to include all differences that are arising in the future and can be changed based on the future additional analysis results.

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In details, the Group identifies a portfolio of insurance contracts that comprises contracts exposed to similar risks and managed together, then separates the contracts with similar profitability within the portfolio as groups of insurance contracts. The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin will be introduced, which means unearned profit that would be recognized by providing insurance service in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event. In addition, net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group should select accounting policy whether the insurance finance income or expenses for the periods are divided to profit or loss, or other comprehensive income.

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

Key changes in accounting policies expected by adopting Korean IFRS No.1117 are as follows:

	Korean IFRS No.1104	Korean IFRS No. 1117
Insurance liability measurement	Measure at cost using the past information	Measure at current value using information at the reporting date

Need to choose transition method to adjust the existing group of insurance contracts to current measurement at the transition date (among the fully retrospective approach, modified retrospective approach or fair value approach)

Recognition of insurance revenue	Apply cash basis to recognize the received premium as insurance revenue	Recognize revenue by reflecting services provided to the policyholder by each annual reporting period (accrual basis)
	Include investment component, such as refunds due to termination and maturity, to insurance revenue	Exclude investment component (refunds due to termination and maturity) from insurance revenue Net insurance income and net investment income (financial income) are presented separately
Deferred acquisition cost	Recognize deferred acquisition cost as a separate asset	Do not recognize deferred acquisition cost as a separate asset
	Estimate insurance liability based on net insurance premium (excluding administration expenses)	Estimate insurance liability based on operating insurance premium (including administration expenses)

(b)	Status of preparation for Korean IFRS No.1117 adoption

In order for the Group to smoothly adopt Korean IFRS No.1117, it is necessary to prepare a separate implementation department, implement an accounting system, train executives and employees, and analyze financial impact and etc.

Above all, for the adequacy of insurance liability measurement, the stability of the accounting system and the conformity of system calculations must be secured, and accounting policies and actuarial assumptions must be established reasonably and applied consistently every period. For this, the Group needs to verify the system continually, and prepare various internal control procedures. In particular, the Group shall implement and comply with an internal control over financial reporting suitable for the changed accounting environment so that reliable accounting information can be prepared and disclosed after the adoption of the new accounting standard.

The adoption of Korean IFRS No.1117 will not only change accounting standard, but will also affect insurance product development, sales strategies, and long-term business strategies. Accordingly, it is necessary for the Group to re-establish various business strategies after the adoption of the new accounting standard, provide continual training for related executives and employees and report preparations for adoption and future plans to management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

The detailed preparations for adoption and future plans are as follows:

(KB Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Feb. 2017) Organize the implementation department of Korean IFRS No.1117	Continuous operation of the implementation department
(Apr. 2018) Expand the implementation department of Korean IFRS No.1117 (currently, total 16 dedicated personnel)
Implementation of accounting system	(Feb. 2017) Start implementation of the integrated actuarial system (Jun. 2018) Complete implementation of the system	Stabilization of the system (dual closing)
(Sep. 2018) Start implementation of the accounting system (Nov. 2020) Complete implementation of the system
Currently, pilot operation of accounting system
(Mar. 2022) Start implementation of the internal control over financial reporting
Training for executives and employees	Prepare and implement training for executives/head of departments and employees in related departments	Plan to expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing

(Prudential Life Insurance Company of Korea Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department

(Apr. 2016) Organize the implementation department of Korean IFRS No.1117 (currently, total 10 dedicated personnel)

(June. 2022) Implementation department was disbanded and integrated with accounting and actuary departments

Dedicated personnel are assigned to the accounting and actuary departments to carry out various tasks for the implementation of Korean IFRS No.1117 Reinforcement of dedicated personnel
Implementation of accounting system	(Nov. 2017) Start implementation of the integrated actuarial system (Nov. 2018) Complete implementation of the system	Advancement of the system (dual closing) Implementation of the internal control over financial reporting
(Nov. 2020) Start implementation of the accounting system (Dec. 2021) Complete implementation of the system
Training for executives and employees	Implement training for employees	Expansion of training target etc.
Reporting to management	Report the implementation of the system, financial effect of insurance supervisory accounting for adoption of Korean IFRS No.1117	Report issues in relation to dual closing

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

(KB Life Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Jul. 2018) Organize the responsive team for Korean IFRS No.1117 (Mar. 2019) Organize and operate TF for Korean IFRS No.1117	Progress works in relation to transition to new accounting standards Reinforcement of dedicated personnel etc.
Implementation of accounting system	(Mar. 2019) Start implementation of the accounting system (Dec. 2020) Complete implementation of the system Currently, pilot operation	Stabilization of the system (dual closing) Implementation of internal control over financial reporting
Training for executives and employees

Prepare and implement training for executives/head of departments and employees in related departments (total 20 trainings)

(Nov. 2020) Open online training

(Dec. 2021) Implement non-face-to-face training

(Jan. 2022) Implement face-to-face training for executives

Plan to increase training courses and expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing and financial effect

(c)	Financial effect evaluation

As the adoption of Korean IFRS No.1117 changes the measurement method of insurance liability and insurance revenue recognition, financial volatility is expected to occur in the consolidated financial statements for 2023.

In 2021, the Group carried out continual system conformity verification and stabilization, and preparation for dual closing in 2022. Detailed results of financial impact will be disclosed in the annual consolidated financial statements for 2022.

The Group is currently analyzing the impact of the measurement of insurance contract liabilities after the adoption of Korean IFRS No.1117 due to changes in the insurance liability measurement method and revenue recognition method.

The Group has a total insurance contract liabilities of ~~W~~ 58,996,628 million as of September 30, 2022, and savings type insurance accounts for 27% (~~W~~ 3,605,371 million) of the total insurance premium income for the nine-month period ended September 30, 2022.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group. (cont’d)

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2021, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2021, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.‘s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.‘s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	24,357,883	~~W~~	28,362,387
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		90,339		200,742
Securities measured at fair value through profit or loss		59,039,214		63,002,692
Loans measured at fair value through profit or loss		235,606		269,296
Financial instruments indexed to the price of gold		98,404		113,622
Derivatives		17,820,011		3,721,370
Loans measured at amortized cost *		456,863,042		417,900,273
Financial investments:
Securities measured at fair value through other comprehensive income		54,602,517		56,259,511
Securities measured at amortized cost *		54,718,627		44,471,628
Loans measured at fair value through other comprehensive income		448,288		313,604
Other financial assets *		20,101,038		10,755,350

		688,374,969		625,370,475

Off-balance sheet items
Acceptances and guarantees contracts		12,749,438		10,199,689
Financial guarantee contracts		8,951,200		6,892,464
Commitments		187,422,596		170,218,143

		209,123,234		187,310,296

	~~W~~	897,498,203	~~W~~	812,680,771

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4.1 Credit risk exposure

Credit qualities of loans as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	150,758,360	~~W~~	5,951,739	~~W~~	3,369	~~W~~	—	~~W~~	156,713,468
Grade 2		69,413,298		8,500,791		23,450		—		77,937,539
Grade 3		3,740,009		3,074,150		25,968		—		6,840,127
Grade 4		605,855		1,009,931		11,484		—		1,627,270
Grade 5		14,343		388,073		2,000,309		—		2,402,725

		224,531,865		18,924,684		2,064,580		—		245,521,129

Retail
Grade 1		168,604,629		4,341,314		7,673		—		172,953,616
Grade 2		9,057,541		4,027,470		33,248		—		13,118,259
Grade 3		3,140,287		1,411,086		18,487		—		4,569,860
Grade 4		223,008		441,376		25,204		—		689,588
Grade 5		22,472		470,864		848,766		—		1,342,102

		181,047,937		10,692,110		933,378		—		192,673,425

Credit card
Grade 1		11,316,101		1,379,711		—		—		12,695,812
Grade 2		4,308,756		1,157,747		—		—		5,466,503
Grade 3		1,335,127		1,892,526		—		—		3,227,653
Grade 4		3,249		301,331		—		—		304,580
Grade 5		655		127,428		563,977		—		692,060

		16,963,888		4,858,743		563,977		—		22,386,608

		422,543,690		34,475,537		3,561,935		—		460,581,162

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		369,259		—		—		—		369,259
Grade 2		79,029		—		—		—		79,029
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		448,288		—		—		—		448,288

		448,288		—		—		—		448,288

	~~W~~	422,991,978	~~W~~	34,475,537	~~W~~	3,561,935	~~W~~	—	~~W~~	461,029,450

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	111,284,284	~~W~~	5,345,956	~~W~~	3,705	~~W~~	—	~~W~~	116,633,945
Grade 2		68,050,042		7,847,126		4,338		—		75,901,506
Grade 3		5,323,745		2,850,266		2,949		—		8,176,960
Grade 4		586,857		1,037,461		7,570		—		1,631,888
Grade 5		12,877		352,046		2,143,708		—		2,508,631

		185,257,805		17,432,855		2,162,270		—		204,852,930

Retail
Grade 1		170,810,128		4,593,302		11,609		—		175,415,039
Grade 2		9,093,868		4,209,451		35,097		—		13,338,416
Grade 3		3,410,624		1,414,439		23,467		—		4,848,530
Grade 4		235,150		400,029		17,998		—		653,177
Grade 5		495,987		445,588		710,341		—		1,651,916

		184,045,757		11,062,809		798,512		—		195,907,078

Credit card
Grade 1		10,640,412		1,113,400		—		—		11,753,812
Grade 2		3,919,053		1,027,546		—		—		4,946,599
Grade 3		1,360,908		1,412,951		—		—		2,773,859
Grade 4		82,565		608,250		—		—		690,815
Grade 5		1,267		130,712		527,256		—		659,235

		16,004,205		4,292,859		527,256		—		20,824,320

		385,307,767		32,788,523		3,488,038		—		421,584,328

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		233,868		—		—		—		233,868
Grade 2		79,736		—		—		—		79,736
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		313,604		—		—		—		313,604

		313,604		—		—		—		313,604

	~~W~~	385,621,371	~~W~~	32,788,523	~~W~~	3,488,038	~~W~~	—	~~W~~	421,897,932

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of September 30, 2022 and December 31, 2021, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	97,421,458	~~W~~	7,094,625	~~W~~	299,557	~~W~~	104,815,640
Deposits and savings		6,341,378		135,806		75,436		6,552,620
Property and equipment		17,889,383		1,152,754		253,482		19,295,619
Real estate		191,416,013		14,969,240		2,083,677		208,468,930

	~~W~~	313,068,232	~~W~~	23,352,425	~~W~~	2,712,152	~~W~~	339,132,809

(In millions of Korean won)	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	90,696,507	~~W~~	6,604,758	~~W~~	396,097	~~W~~	97,697,362
Deposits and savings		5,723,090		98,389		79,229		5,900,708
Property and equipment		13,205,822		597,251		319,697		14,122,770
Real estate		182,139,890		13,736,634		1,990,847		197,867,371

	~~W~~	291,765,309	~~W~~	21,037,032	~~W~~	2,785,870	~~W~~	315,588,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	52,746,534	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	52,746,534
Grade 2		1,977,321		—		—		—		1,977,321
Grade 3		1,426		—		—		—		1,426
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		54,725,281		—		—		—		54,725,281

Securities measured at fair value through other comprehensive income
Grade 1		49,414,341		—		—		—		49,414,341
Grade 2		5,089,956		—		—		—		5,089,956
Grade 3		70,156		7,785		—		—		77,941
Grade 4		20,279		—		—		—		20,279
Grade 5		—		—		—		—		—

		54,594,732		7,785		—		—		54,602,517

	~~W~~	109,320,013	~~W~~	7,785	~~W~~	—	~~W~~	—	~~W~~	109,327,798

(In millions of Korean won)
	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	43,427,028	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,427,028
Grade 2		1,039,757		—		—		—		1,039,757
Grade 3		1,371		7,641		—		—		9,012
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		44,468,156		7,641		—		—		44,475,797

Securities measured at fair value through other comprehensive income
Grade 1		51,490,960		—		—		—		51,490,960
Grade 2		4,682,582		—		—		—		4,682,582
Grade 3		42,861		3,973		—		—		46,834
Grade 4		39,135		—		—		—		39,135
Grade 5		—		—		—		—		—

		56,255,538		3,973		—		—		56,259,511

	~~W~~	100,723,694	~~W~~	11,614	~~W~~	—	~~W~~	—	~~W~~	100,735,308

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of September 30, 2022 and December 31, 2021, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	23,113,967	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,113,967
Grade 2		718,886		—		—		—		718,886
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		528,570		—		—		—		528,570

	~~W~~	24,361,423	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,361,423

(In millions of Korean won)
	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,548,145	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,548,145
Grade 2		1,305,539		—		—		—		1,305,539
Grade 3		61,177		—		—		—		61,177
Grade 4		—		—		—		—		—
Grade 5		450,495		—		—		—		450,495

	~~W~~	28,365,356	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,365,356

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of September 30, 2022 and December 31, 2021, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	38,264,895	15.54	~~W~~	(45,576)	~~W~~	38,219,319
Manufacturing		57,035,612	23.17		(593,532)		56,442,080
Service		98,378,541	39.96		(405,768)		97,972,773
Wholesale and retail		30,491,323	12.38		(288,290)		30,203,033
Construction		6,950,417	2.83		(194,231)		6,756,186
Public sector		2,121,167	0.87		(81,133)		2,040,034
Others		12,963,068	5.25		(185,606)		12,777,462

	~~W~~	246,205,023	100.00	~~W~~	(1,794,136)	~~W~~	244,410,887

(In millions of Korean won)

	December 31, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	22,059,895	10.74	~~W~~	(32,856)	~~W~~	22,027,039
Manufacturing		49,149,918	23.92		(510,762)		48,639,156
Service		86,926,095	42.31		(450,272)		86,475,823
Wholesale and retail		26,862,247	13.08		(257,541)		26,604,706
Construction		5,683,471	2.77		(228,803)		5,454,668
Public sector		2,070,960	1.01		(95,053)		1,975,907
Others		12,683,244	6.17		(311,629)		12,371,615

	~~W~~	205,435,830	100.00	~~W~~	(1,886,916)	~~W~~	203,548,914

4.2.7.2 Classifications of retail loans and credit card receivables as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,003,442	43.25	~~W~~	(127,456)	~~W~~	92,875,986
General loan		99,669,983	46.35		(997,288)		98,672,695
Credit card		22,386,608	10.40		(799,240)		21,587,368

	~~W~~	215,060,033	100.00	~~W~~	(1,923,984)	~~W~~	213,136,049

(In millions of Korean won)

	December 31, 2021
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	93,695,479	43.23	~~W~~	(71,424)	~~W~~	93,624,055
General loan		102,211,599	47.16		(933,571)		101,278,028
Credit card		20,824,320	9.61		(792,144)		20,032,176

	~~W~~	216,731,398	100.00	~~W~~	(1,797,139)	~~W~~	214,934,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	24,361,423	100.00	~~W~~	(3,540)	~~W~~	24,357,883

		24,361,423	100.00		(3,540)		24,357,883

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		90,339	100.00		—		90,339

		90,339	100.00		—		90,339

Securities measured at fair value through profit or loss
Government and government funded institutions		13,903,445	23.55		—		13,903,445
Finance and insurance		33,079,367	56.03		—		33,079,367
Others		12,056,402	20.42		—		12,056,402

		59,039,214	100.00		—		59,039,214

Derivative financial assets
Government and government funded institutions		34,345	0.19		—		34,345
Finance and insurance		16,665,157	93.52		—		16,665,157
Others		1,120,509	6.29		—		1,120,509

		17,820,011	100.00		—		17,820,011

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,302,459	44.51		—		24,302,459
Finance and insurance		20,536,914	37.61		—		20,536,914
Others		9,763,144	17.88		—		9,763,144

		54,602,517	100.00		—		54,602,517

Securities measured at amortized cost
Government and government funded institutions		36,744,870	67.15		(31)		36,744,839
Finance and insurance		15,642,751	28.58		(5,599)		15,637,152
Others		2,337,660	4.27		(1,024)		2,336,636

		54,725,281	100.00		(6,654)		54,718,627

	~~W~~	210,638,785		~~W~~	(10,194)	~~W~~	210,628,591

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	28,365,356	100.00	~~W~~	(2,969)	~~W~~	28,362,387

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Government and government funded institutions		16,101,187	25.56		—		16,101,187
Finance and insurance		35,025,800	55.59		—		35,025,800
Others		11,875,705	18.85		—		11,875,705

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Government and government funded institutions		6,985	0.19		—		6,985
Finance and insurance		3,554,783	95.52		—		3,554,783
Others		159,602	4.29		—		159,602

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,609,458	43.74		—		24,609,458
Finance and insurance		22,669,379	40.29		—		22,669,379
Others		8,980,674	15.97		—		8,980,674

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Government and government funded institutions		31,996,180	71.94		(34)		31,996,146
Finance and insurance		10,450,497	23.50		(3,337)		10,447,160
Others		2,029,120	4.56		(798)		2,028,322

		44,475,797	100.00		(4,169)		44,471,628

	~~W~~	196,025,468		~~W~~	(7,138)	~~W~~	196,018,330

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,319,719	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,319,719
Financial liabilities designated at fair value through profit or loss [1]		9,942,340		—		—		—		—		—		9,942,340
Derivatives held for trading [1]		18,384,424		—		—		—		—		—		18,384,424
Derivatives held for hedging [2]		—		16,050		62,745		74,563		137,175		393		290,926
Deposits [3]		183,300,083		25,722,212		59,600,964		110,325,891		15,218,646		1,168,338		395,336,134
Borrowings		8,527,743		19,780,323		7,618,901		20,269,426		13,522,663		1,126,011		70,845,067
Debentures		11,540		3,947,287		7,466,911		23,755,560		34,715,893		6,643,222		76,540,413
Lease liabilities		194		25,305		45,875		165,661		374,104		40,058		651,197
Other financial liabilities		194,679		31,510,004		351,454		506,487		896,252		394,746		33,853,622

	~~W~~	222,680,722	~~W~~	81,001,181	~~W~~	75,146,850	~~W~~	155,097,588	~~W~~	64,864,733	~~W~~	9,372,768	~~W~~	608,163,842

Off-balance sheet items
Commitments [4]	~~W~~	187,422,596	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	187,422,596
Acceptances and guarantees contracts		12,749,438		—		—		—		—		—		12,749,438
Financial guarantee contracts [5]		8,951,200		—		—		—		—		—		8,951,200

	~~W~~	209,123,234	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	209,123,234

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

(In millions of Korean won)	December 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss [1]		9,149,396		—		—		—		—		—		9,149,396
Derivatives held for trading [1]		3,509,789		—		—		—		—		—		3,509,789
Derivatives held for hedging [2]		—		11,355		9,993		31,135		31,640		1,423		85,546
Deposits [3]		204,616,202		16,556,213		31,123,968		111,140,222		10,157,238		1,329,120		374,922,963
Borrowings		8,504,084		17,807,785		5,825,350		13,861,238		10,380,171		1,003,369		57,381,997
Debentures		14,528		3,438,621		5,318,699		20,496,869		34,863,044		6,509,966		70,641,727
Lease liabilities		139		23,387		42,406		157,536		334,359		50,555		608,382
Other financial liabilities		217,874		22,953,515		203,897		354,876		934,389		372,745		25,037,296

	~~W~~	228,951,596	~~W~~	60,790,876	~~W~~	42,524,313	~~W~~	146,041,876	~~W~~	56,700,841	~~W~~	9,267,178	~~W~~	544,276,680

Off-balance sheet items
Commitments [4]	~~W~~	170,218,143	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	170,218,143
Acceptances and guarantees contracts		10,199,689		—		—		—		—		—		10,199,689
Financial guarantee contracts [5]		6,892,464		—		—		—		—		—		6,892,464

	~~W~~	187,310,296	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	187,310,296

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Treasury Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the Treasury department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues from external customers	~~W~~	3,439,079	~~W~~	3,049,593	~~W~~	(209,126)	~~W~~	6,279,546	~~W~~	970,743	~~W~~	1,306,235	~~W~~	1,323,755	~~W~~	460,373	~~W~~	715,539	~~W~~	—	~~W~~	11,056,191
Intersegment net operating revenues (expenses)		25,355		—		536,562		561,917		(7,488)		(235,620)		(89,012)		(81,132)		246,054		(394,719)		—

		3,464,434		3,049,593		327,436		6,841,463		963,255		1,070,615		1,234,743		379,241		961,593		(394,719)		11,056,191

Net interest income		3,449,617		2,967,670		425,898		6,843,185		399,196		506,445		1,090,234		410,712		415,678		(3,950)		9,661,500
Interest income		5,321,403		4,064,023		1,090,760		10,476,186		794,150		523,131		1,439,024		417,010		766,064		(38,494)		14,377,071
Interest expense		(1,871,786)		(1,096,353)		(664,862)		(3,633,001)		(394,954)		(16,686)		(348,790)		(6,298)		(350,386)		34,544		(4,715,571)
Net fee and commission income (expenses)		290,182		199,940		336,218		826,340		665,765		(139,755)		413,042		(24,489)		868,680		(5,840)		2,603,743
Fee and commission income		407,360		306,717		429,567		1,143,644		815,936		12,800		1,219,589		489		967,195		(243,367)		3,916,286
Fee and commission expense		(117,178)		(106,777)		(93,349)		(317,304)		(150,171)		(152,555)		(806,547)		(24,978)		(98,515)		237,527		(1,312,543)
Net insurance income (expenses)		—		—		—		—		—		496,721		7,977		(87,652)		—		(9,286)		407,760
Insurance income		—		—		—		—		—		10,181,724		14,530		2,973,477		—		(26,941)		13,142,790
Insurance expense		—		—		—		—		—		(9,685,003)		(6,553)		(3,061,129)		—		17,655		(12,735,030)
Net gains (losses) on financial instruments at fair value through profit or loss		84,157		—		(89,086)		(4,929)		(253,221)		236,622		1,813		86,143		(185,828)		(406,754)		(526,154)
Net other operating income (expenses)		(359,522)		(118,017)		(345,594)		(823,133)		151,515		(29,418)		(278,323)		(5,473)		(136,937)		31,111		(1,090,658)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(1,387,989)	~~W~~	(1,389,453)	~~W~~	(413,320)	~~W~~	(3,190,762)	~~W~~	(601,717)	~~W~~	(589,319)	~~W~~	(422,306)	~~W~~	(155,386)	~~W~~	(315,708)	~~W~~	95,059	~~W~~	(5,180,139)
Operating income before provision for credit losses		2,076,445		1,660,140		(85,884)		3,650,701		361,538		481,296		812,437		223,855		645,885		(299,660)		5,876,052
Reversal (provision) of credit losses		(114,658)		(174,171)		(66,650)		(355,479)		(18,181)		12,522		(326,897)		251		(88,684)		1,344		(775,124)
Net operating income		1,961,787		1,485,969		(152,534)		3,295,222		343,357		493,818		485,540		224,106		557,201		(298,316)		5,100,928
Share of profit (loss) of associates and joint ventures		—		—		20,349		20,349		(3,633)		489		1,527		—		(2,537)		(30,276)		(14,081)
Net other non-operating income (expenses)		(12,991)		—		11,717		(1,274)		71,765		208,603		(3,357)		2,156		19		48,390		326,302
Segment profit before income tax expense		1,948,796		1,485,969		(120,468)		3,314,297		411,489		702,910		483,710		226,262		554,683		(280,202)		5,413,149
Income tax expense		(452,268)		(356,527)		15,663		(793,132)		(106,970)		(181,646)		(127,807)		(70,475)		(105,536)		8,083		(1,377,483)

Profit (loss) for the period	~~W~~	1,496,528	~~W~~	1,129,442	~~W~~	(104,805)	~~W~~	2,521,165	~~W~~	304,519	~~W~~	521,264	~~W~~	355,903	~~W~~	155,787	~~W~~	449,147	~~W~~	(272,119)	~~W~~	4,035,666

Profit (loss) attributable to shareholders of the Parent Company		1,476,193		1,129,442		(55,064)		2,550,571		303,737		520,704		352,265		155,787		445,851		(300,980)		4,027,935
Profit (loss) attributable to non-controlling interests		20,335		—		(49,741)		(29,406)		782		560		3,638		—		3,296		28,861		7,731
Total assets *		219,656,559		165,087,666		153,252,882		537,997,107		58,461,684		43,180,571		30,144,625		35,262,176		58,757,666		(36,861,847)		726,941,982
Total liabilities *		209,574,768		187,984,804		107,100,601		504,660,173		52,407,835		39,951,180		25,433,509		33,761,358		24,862,381		(3,441,800)		677,634,636

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues from external customers	~~W~~	2,573,354	~~W~~	2,138,765	~~W~~	1,239,829	~~W~~	5,951,948	~~W~~	1,366,638	~~W~~	1,048,385	~~W~~	1,324,970	~~W~~	480,368	~~W~~	689,767	~~W~~	—	~~W~~	10,862,076
Intersegment net operating revenues (expenses)		51,213		—		214,013		265,226		10,671		(67,913)		(118,981)		(4,776)		74,552		(158,779)		—

		2,624,567		2,138,765		1,453,842		6,217,174		1,377,309		980,472		1,205,989		475,592		764,319		(158,779)		10,862,076

Net interest income		2,800,092		2,580,609		278,725		5,659,426		420,063		465,471		1,032,595		385,162		295,011		(2,374)		8,255,354
Interest income		3,877,175		3,241,388		664,601		7,783,164		610,237		471,294		1,311,200		387,337		595,885		(22,429)		11,136,688
Interest expense		(1,077,083)		(660,779)		(385,876)		(2,123,738)		(190,174)		(5,823)		(278,605)		(2,175)		(300,874)		20,055		(2,881,334)
Net fee and commission income (expenses)		296,619		324,609		268,217		889,445		810,241		(128,276)		398,055		(19,518)		793,566		413		2,743,926
Fee and commission income		399,267		427,715		357,455		1,184,437		940,183		7,615		1,204,024		360		881,395		(226,928)		3,991,086
Fee and commission expense		(102,648)		(103,106)		(89,238)		(294,992)		(129,942)		(135,891)		(805,969)		(19,878)		(87,829)		227,341		(1,247,160)
Net insurance income		—		—		—		—		—		435,490		8,818		22,165		—		(3,631)		462,842
Insurance income		—		—		—		—		—		9,559,997		16,499		2,680,662		—		(23,001)		12,234,157
Insurance expense		—		—		—		—		—		(9,124,507)		(7,681)		(2,658,497)		—		19,370		(11,771,315)
Net gains on financial instruments at fair value through profit or loss		34,452		—		244,959		279,411		131,993		242,972		1,521		111,299		62,177		(126,532)		702,841
Net other operating income (expenses)		(506,596)		(766,453)		661,941		(611,108)		15,012		(35,185)		(235,000)		(23,516)		(386,435)		(26,655)		(1,302,887)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(1,242,262)	~~W~~	(1,421,889)	~~W~~	(355,308)	~~W~~	(3,019,459)	~~W~~	(644,020)	~~W~~	(621,543)	~~W~~	(408,520)	~~W~~	(143,527)	~~W~~	(306,297)	~~W~~	85,869	~~W~~	(5,057,497)
Operating income before provision for credit losses		1,382,305		716,876		1,098,534		3,197,715		733,289		358,929		797,469		332,065		458,022		(72,910)		5,804,579
Reversal (provision) of credit losses		(119,404)		(69,304)		(637)		(189,345)		(9,681)		69		(284,765)		2,749		(115,358)		(171)		(596,502)
Net operating income		1,262,901		647,572		1,097,897		3,008,370		723,608		358,998		512,704		334,814		342,664		(73,081)		5,208,077
Share of profit (loss) of associates and joint ventures		—		—		53,748		53,748		18,763		(33)		825		—		1,253		19,218		93,774
Net other non-operating income (expenses)		(8,096)		—		(48,309)		(56,405)		(142)		6,574		(5,499)		2,283		2,986		(15,226)		(65,429)
Segment profit before income tax expense		1,254,805		647,572		1,103,336		3,005,713		742,229		365,539		508,030		337,097		346,903		(69,089)		5,236,422
Income tax expense		(333,241)		(178,082)		(294,815)		(806,138)		(199,011)		(96,096)		(132,656)		(99,577)		(114,804)		10,111		(1,438,171)

Profit for the period	~~W~~	921,564	~~W~~	469,490	~~W~~	808,521	~~W~~	2,199,575	~~W~~	543,218	~~W~~	269,443	~~W~~	375,374	~~W~~	237,520	~~W~~	232,099	~~W~~	(58,978)	~~W~~	3,798,251

Profit attributable to shareholders of the Parent Company		921,326		469,490		809,504		2,200,320		543,287		269,184		374,116		237,520		230,295		(82,307)		3,772,415
Profit (loss) attributable to non-controlling interests		238		—		(983)		(745)		(69)		259		1,258		—		1,804		23,329		25,836
Total assets *		189,310,448		169,513,344		124,741,106		483,564,898		55,493,984		41,472,227		27,349,561		36,921,678		52,929,567		(33,836,081)		663,895,834
Total liabilities *		197,834,530		180,815,013		72,026,442		450,675,985		50,008,422		37,328,955		22,793,919		34,166,882		23,191,051		(2,563,300)		615,601,914

* Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022		2021
Banking service	~~W~~	6,279,546	~~W~~	5,951,948
Securities service		970,743		1,366,638
Non-life insurance service		1,306,235		1,048,385
Credit card service		1,323,755		1,324,970
Life insurance service		460,373		480,368
Others		715,539		689,767

	~~W~~	11,056,191	~~W~~	10,862,076

5.2.2 Geographical information

Geographical net operating revenues from external customers for the nine-month periods ended September 30, 2022 and 2021, and major non-current assets as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2022		2021		September 30, 2022		December 31, 2021
Domestic	~~W~~	10,152,631	~~W~~	10,175,888	~~W~~	9,177,020	~~W~~	9,853,970
United States		76,995		83,089		61,814		45,530
New Zealand		9,514		9,789		1,524		1,932
China		120,117		92,796		22,384		21,416
Cambodia		397,434		298,515		50,008		35,668
United Kingdom		21,045		17,854		6,852		86,361
Indonesia		186,936		114,361		491,951		437,088
Others		91,519		69,784		564,632		20,446
Consolidation adjustments		—		—		621,529		518,788

	~~W~~	11,056,191	~~W~~	10,862,076	~~W~~	10,997,714	~~W~~	11,021,199

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	27,496,770	~~W~~	27,445,380
Financial assets at fair value through profit or loss:		61,885,282		61,885,282
Due from financial institutions		90,339		90,339
Debt securities		59,039,214		59,039,214
Equity securities		2,421,719		2,421,719
Loans		235,606		235,606
Others		98,404		98,404
Derivatives held for trading		17,158,723		17,158,723
Derivatives held for hedging		661,288		661,288
Loans measured at amortized cost		456,863,042		453,151,195
Securities measured at amortized cost		54,718,627		50,152,996
Financial assets at fair value through other comprehensive income:		57,367,546		57,367,546
Debt securities		54,602,517		54,602,517
Equity securities		2,316,741		2,316,741
Loans		448,288		448,288
Other financial assets		20,101,038		20,101,038

	~~W~~	696,252,316	~~W~~	687,923,448

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,319,719	~~W~~	2,319,719
Financial liabilities designated at fair value through profit or loss		9,942,340		9,942,340
Derivatives held for trading		18,384,424		18,384,424
Derivatives held for hedging		674,309		674,309
Deposits		390,346,134		389,426,316
Borrowings		69,808,758		69,139,599
Debentures		72,363,288		70,515,429
Other financial liabilities		39,634,571		39,634,571

	~~W~~	603,473,543	~~W~~	600,036,707

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,009,374	~~W~~	31,081,231
Financial assets at fair value through profit or loss:		66,005,815		66,005,815
Due from financial institutions		200,742		200,742
Debt securities		63,002,692		63,002,692
Equity securities		2,419,463		2,419,463
Loans		269,296		269,296
Others		113,622		113,622
Derivatives held for trading		3,532,542		3,532,542
Derivatives held for hedging		188,828		188,828
Loans measured at amortized cost		417,900,273		417,775,260
Securities measured at amortized cost		44,471,628		44,392,419
Financial assets at fair value through other comprehensive income:		60,376,243		60,376,243
Debt securities		56,259,511		56,259,511
Equity securities		3,803,128		3,803,128
Loans		313,604		313,604
Other financial assets		10,755,350		10,755,350

	~~W~~	634,240,053	~~W~~	634,107,688

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		9,149,396		9,149,396
Derivatives held for trading		3,509,789		3,509,789
Derivatives held for hedging		172,469		172,469
Deposits		372,023,918		371,936,631
Borrowings		56,912,374		56,805,938
Debentures		67,430,188		67,288,409
Other financial liabilities		29,494,402		29,494,402

	~~W~~	541,632,120	~~W~~	541,296,618

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	12,615,885	~~W~~	33,438,312	~~W~~	15,831,085	~~W~~	61,885,282
Due from financial institutions		—		44,643		45,696		90,339
Debt securities		11,810,328		32,857,342		14,371,544		59,039,214
Equity securities		707,153		435,088		1,279,478		2,421,719
Loans		—		101,239		134,367		235,606
Others		98,404		—		—		98,404
Derivatives held for trading		262,330		16,725,101		171,292		17,158,723
Derivatives held for hedging		—		661,288		—		661,288
Financial assets at fair value through other comprehensive income:		18,885,554		36,909,534		1,572,458		57,367,546
Debt securities		18,366,508		36,236,009		—		54,602,517
Equity securities		519,046		225,237		1,572,458		2,316,741
Loans		—		448,288		—		448,288

	~~W~~	31,763,769	~~W~~	87,734,235	~~W~~	17,574,835	~~W~~	137,072,839

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,319,719	~~W~~	—	~~W~~	—	~~W~~	2,319,719
Financial liabilities designated at fair value through profit or loss		38,987		2,055,591		7,847,762		9,942,340
Derivatives held for trading		901,593		16,312,020		1,170,811		18,384,424
Derivatives held for hedging		—		674,309		—		674,309

	~~W~~	3,260,299	~~W~~	19,041,920	~~W~~	9,018,573	~~W~~	31,320,792

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	13,108,985	~~W~~	40,205,783	~~W~~	12,691,047	~~W~~	66,005,815
Due from financial institutions		—		128,726		72,016		200,742
Debt securities		12,146,181		39,300,923		11,555,588		63,002,692
Equity securities		849,182		600,768		969,513		2,419,463
Loans		—		175,366		93,930		269,296
Others		113,622		—		—		113,622
Derivatives held for trading		81,408		3,241,129		210,005		3,532,542
Derivatives held for hedging		—		188,828		—		188,828
Financial assets at fair value through other comprehensive income:		20,027,158		38,900,548		1,448,537		60,376,243
Debt securities		17,706,456		38,553,055		—		56,259,511
Equity securities		2,320,702		47,859		1,434,567		3,803,128
Loans		—		299,634		13,970		313,604

	~~W~~	33,217,551	~~W~~	82,536,288	~~W~~	14,349,589	~~W~~	130,103,428

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	—	~~W~~	—	~~W~~	2,939,584
Financial liabilities designated at fair value through profit or loss		36,938		1,294,944		7,817,514		9,149,396
Derivatives held for trading		211,132		3,124,057		174,600		3,509,789
Derivatives held for hedging		—		172,469		—		172,469

	~~W~~	3,187,654	~~W~~	4,591,470	~~W~~	7,992,114	~~W~~	15,771,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,438,312
Due from financial institutions		44,643	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		32,857,342	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		435,088	DCF Model	Interest rate, Discount rate, and others
Loans		101,239	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		16,725,101	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		661,288	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		36,909,534
Debt securities		36,236,009	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		225,237	DCF Model	Discount rate
Loans		448,288	DCF Model	Discount rate

	~~W~~	87,734,235

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	2,055,591	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		16,312,020	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		674,309	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	~~W~~	19,041,920

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	40,205,783
Due from financial institutions		128,726	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		39,300,923	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		600,768	DCF Model	Interest rate, Discount rate, and others
Loans		175,366	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		3,241,129	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		188,828	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		38,900,548
Debt securities		38,553,055	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		47,859	DCF Model	Discount rate
Loans		299,634	DCF Model	Discount rate

	~~W~~	82,536,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,294,944	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,124,057	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		172,469	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	~~W~~	4,591,470

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,591,964	~~W~~	22,047,852	~~W~~	1,805,564	~~W~~	27,445,380
Loans measured at amortized cost		—		601,553		452,549,642		453,151,195
Securities measured at amortized cost[2]		19,622,738		30,509,406		20,852		50,152,996
Other financial assets[2]		—		—		20,101,038		20,101,038

	~~W~~	23,214,702	~~W~~	53,158,811	~~W~~	474,477,096	~~W~~	550,850,609

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	184,176,914	~~W~~	205,249,402	~~W~~	389,426,316
Borrowings[3]		—		6,026,394		63,113,205		69,139,599
Debentures		—		63,544,019		6,971,410		70,515,429
Other financial liabilities[2]		—		—		39,634,571		39,634,571

	~~W~~	—	~~W~~	253,747,327	~~W~~	314,968,588	~~W~~	568,715,915

(In millions of Korean won)	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,330,920	~~W~~	25,791,556	~~W~~	1,958,755	~~W~~	31,081,231
Loans measured at amortized cost		—		260,101		417,515,159		417,775,260
Securities measured at amortized cost[2]		18,263,895		26,125,391		3,133		44,392,419
Other financial assets[2]		—		—		10,755,350		10,755,350

	~~W~~	21,594,815	~~W~~	52,177,048	~~W~~	430,232,397	~~W~~	504,004,260

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	204,299,174	~~W~~	167,637,457	~~W~~	371,936,631
Borrowings[3]		—		3,137,427		53,668,511		56,805,938
Debentures		—		60,824,743		6,463,666		67,288,409
Other financial liabilities[2]		—		—		29,494,402		29,494,402

	~~W~~	—	~~W~~	268,261,344	~~W~~	257,264,036	~~W~~	525,525,380

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 164,488 million and ~~W~~ 2,143 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of September 30, 2022 and December 31, 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	601,553	DCF Model	Discount rate
Securities measured at amortized cost		30,509,406	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	31,110,959

Financial liabilities
Borrowings	~~W~~	5,861,906	DCF Model	Discount rate
Debentures		63,544,019	DCF Model	Discount rate

	~~W~~	69,405,925

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	260,101	DCF Model	Discount rate
Securities measured at amortized cost		26,125,391	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	26,385,492

Financial liabilities
Borrowings	~~W~~	3,135,284	DCF Model	Discount rate
Debentures		60,824,743	DCF Model	Discount rate

	~~W~~	63,960,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,805,564	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		452,549,642	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	454,355,206

Financial liabilities
Deposits	~~W~~	205,249,402	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,113,205	DCF Model	Other spread, Interest rate
Debentures		6,971,410	DCF Model	Other spread, Interest rate

	~~W~~	275,334,017

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,958,755	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		417,515,159	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	419,473,914

Financial liabilities
Deposits	~~W~~	167,637,457	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		53,668,511	DCF Model	Other spread, Interest rate
Debentures		6,463,666	DCF Model	Other spread, Interest rate

	~~W~~	227,769,634

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	12,525,100	~~W~~	93,929	~~W~~	1,434,567	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		834		518,609		(13,973)		—		—		1,021,322		(987,946)
Other comprehensive income (loss)		(6,246)		(35,550)		—		94,420		130		34,031		—
Purchases		11,689		3,807,618		65,082		43,471		—		—		17,141
Sales		(32,597)		(1,062,930)		(10,671)		—		(14,100)		—		(64,329)
Issues		—		—		—		—		—		(3,456,549)		(14,511)
Settlements		—		(61,055)		—		—		—		2,370,948		14,721
Transfers into Level 3 *		—		4,442		—		—		—		—		—
Transfers out of Level 3 *		—		(45,212)		—		—		—		—		—

Ending	~~W~~	45,696	~~W~~	15,651,022	~~W~~	134,367	~~W~~	1,572,458	~~W~~	—	~~W~~	(7,847,762)	~~W~~	(999,519)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,420
Total gains or losses:
Profit or loss		305		327,067		(415)		—		—		83,149		(130,579)
Other comprehensive income (loss)		5,004		169,075		—		(57,263)		63		(17,998)		—
Purchases		—		3,242,515		—		49,675		—		—		1,543
Sales		—		(1,993,933)		—		(5,728)		(10,200)		—		(120,719)
Issues		—		—		—		—		—		(5,977,969)		(28,047)
Settlements		—		—		—		—		—		7,975,941		—
Transfers into Level 3 *		—		4,122		—		—		—		—		(282)
Transfers out of Level 3 *		—		(317,080)		—		(952,449)		—		—		—

Ending	~~W~~	95,392	~~W~~	12,531,689	~~W~~	38,341	~~W~~	1,454,143	~~W~~	17,846	~~W~~	(7,138,308)	~~W~~	22,336

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022						2021
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	147,995	~~W~~	390,851	~~W~~	—	~~W~~	202,367	~~W~~	77,160	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		268,584		355,905		—		116,178		86,817		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	45,696	Hull and White Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities		14,371,544

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.59 ~ 46.84	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 12.51	The lower the discount rate, the higher the fair value
				Rate of stock price fluctuation	-10.00 ~ 10.00	The higher the price rate of stock, the higher the fair value
				Correlation coefficient between underlying assets	-60.00 ~ 93.12	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 7.06	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,279,478

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
				Discount rate	9.79 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans		134,367	DCF Model	Discount rate	8.52 ~ 9.27	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	108,530	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	12.44 ~ 53.37	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.00 ~ 80.43	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		62,762	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	7.89 ~ 34.46	The higher the volatility, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,572,458	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	6.34 ~ 16.73	The lower the discount rate, the higher the fair value
				Volatility	8.14 ~ 29.56	The higher the volatility, the higher the fair value fluctuation

	~~W~~	17,574,835

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,847,762	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 111.88	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.00 ~ 93.12	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		659,001	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	0.00 ~ 57.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.00 ~ 80.43	The higher the correlation coefficient, the higher the fair value fluctuation
Others		511,810	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Discount rate	3.07 ~ 4.84	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	7.89 ~ 111.88	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-49.14 ~ 93.12	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,018,573

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	72,016	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	14.30 ~ 39.66	The higher the volatility of underlying asset, the higher the fair value fluctuation
				Correlation coefficient	-3.36	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		11,555,588

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	13.87 ~ 58.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.60 ~ 21.37	The lower the discount rate, the higher the fair value
				Stock price	18.87 ~ 19.48	The higher the stock price, the higher the fair value
				Correlation coefficient between underlying assets	-60.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		969,513

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.50 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 24.60	The lower the discount rate, the higher the fair value
				Stock price	23.36 ~ 25.49	The higher the stock price, the higher the fair value
Loans		93,930	DCF Model	Discount rate	8.21	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	184,165	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
				Stock price	-10.00 ~ 10.00	The higher the stock price, the higher the fair value
Currency, interest rate, and others		25,840	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	2.67 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,434,567	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 18.02	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~ 31.65	The higher the volatility, the higher the fair value fluctuation
Loans		13,970	DCF Model	Discount rate	2.87 ~ 4.87	The lower the discount rate, the higher the fair value

	~~W~~	14,349,589

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,817,514	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		92,757	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,843	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Discount rate	1.46 ~ 2.83	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	5.29 ~ 53.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,992,114

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss. If the overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized in other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	263	~~W~~	(284)
Debt securities [4]		20,681		(20,725)		1,982		(1,961)
Equity securities [3]		23,808		(13,640)		—		—
Loans [5]		17,060		(15,922)		—		—
Derivatives held for trading [2]		14,172		(16,143)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		198,143		(91,887)

	~~W~~	75,721	~~W~~	(66,430)	~~W~~	200,388	~~W~~	(94,132)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	110,532	~~W~~	(120,497)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		68,179		(65,316)		—		—

	~~W~~	178,711	~~W~~	(185,813)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2021
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19	~~W~~	(18)
Debt securities [4]		13,149		(12,562)		1,458		(1,402)
Equity securities [3]		11,259		(8,192)		1,049		(813)
Loans [5]		3,062		(2,742)		—		—
Derivatives held for trading [2]		19,328		(20,005)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		102,094		(76,316)
Loans [6]		—		—		133		(131)

	~~W~~	46,798	~~W~~	(43,501)	~~W~~	104,753	~~W~~	(78,680)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	78,355	~~W~~	(82,797)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		31,310		(29,309)		—		—

	~~W~~	109,665	~~W~~	(112,106)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ±10%.

[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

[6]	For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Balance at the beginning of the period	~~W~~	77,208	~~W~~	61,393
New transactions		120,899		120,034
Changes during the period		(90,874)		(135,773)

Balance at the end of the period	~~W~~	107,233	~~W~~	45,654

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022

	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,496,770	~~W~~	—	~~W~~	27,496,770
Financial assets at fair value through profit or loss		61,885,282		—		—		—		—		61,885,282
Derivative financial assets		17,158,723		—		—		—		661,288		17,820,011
Loans measured at amortized cost		—		—		—		456,863,042		—		456,863,042
Financial investments		—		55,050,805		2,316,741		54,718,627		—		112,086,173
Other financial assets		—		—		—		20,101,038		—		20,101,038

	~~W~~	79,044,005	~~W~~	55,050,805	~~W~~	2,316,741	~~W~~	559,179,477	~~W~~	661,288	~~W~~	696,252,316

(In millions of Korean won)

	September 30, 2022

	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,319,719	~~W~~	9,942,340	~~W~~	—	~~W~~	—	~~W~~	12,262,059
Derivative financial liabilities		18,384,424		—		—		674,309		19,058,733
Deposits		—		—		390,346,134		—		390,346,134
Borrowings		—		—		69,808,758		—		69,808,758
Debentures		—		—		72,363,288		—		72,363,288
Other financial liabilities		—		—		39,634,571		—		39,634,571

	~~W~~	20,704,143	~~W~~	9,942,340	~~W~~	572,152,751	~~W~~	674,309	~~W~~	603,473,543

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2021

	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,009,374	~~W~~	—	~~W~~	31,009,374
Financial assets at fair value through profit or loss		66,005,815		—		—		—		—		66,005,815
Derivative financial assets		3,532,542		—		—		—		188,828		3,721,370
Loans measured at amortized cost		—		—		—		417,900,273		—		417,900,273
Financial investments		—		56,573,115		3,803,128		44,471,628		—		104,847,871
Other financial assets		—		—		—		10,755,350		—		10,755,350

	~~W~~	69,538,357	~~W~~	56,573,115	~~W~~	3,803,128	~~W~~	504,136,625	~~W~~	188,828	~~W~~	634,240,053

(In millions of Korean won)

	December 31, 2021

	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,939,584	~~W~~	9,149,396	~~W~~	—	~~W~~	—	~~W~~	12,088,980
Derivative financial liabilities		3,509,789		—		—		172,469		3,682,258
Deposits		—		—		372,023,918		—		372,023,918
Borrowings		—		—		56,912,374		—		56,912,374
Debentures		—		—		67,430,188		—		67,430,188
Other financial liabilities		—		—		29,494,402		—		29,494,402

	~~W~~	6,449,373	~~W~~	9,149,396	~~W~~	525,860,882	~~W~~	172,469	~~W~~	541,632,120

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of September 30, 2022		September 30, 2022		December 31, 2021
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		—	~~W~~	10,535,757	~~W~~15,317,033
	Due from banks	Hana Bank and others		0.00 ~ 4.12		3,306,732	3,390,521
	Due from others	NH Investment & Securities Co., Ltd. and others		0.00 ~ 3.48		406,482	686,236

						14,248,971	19,393,790

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		0.00 ~ 4.00		6,164,851	6,329,310
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others		0.00 ~ 6.80		562,873	587,782
	Due from others	Societe Generale (Paris) and others		0.00 ~ 6.60		3,384,728	2,054,474

						10,112,452	8,971,566

					~~W~~	24,361,423	~~W~~28,365,356

* Before netting of allowance 7.2 Details of restricted due from financial institutions as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Financial institutions	September 30, 2022		December 31, 2021		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		~~W~~10,535,757	~~W~~	15,317,033	Bank of Korea Act
	Due from banks	Shinhan Bank and others		565,184		803,445	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		354,013		528,642	Derivatives margin account and others

				11,454,954		16,649,120

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others		2,032,846		2,262,610	Indonesian law and others
	Time deposits in foreign currencies	Agricultural Bank of China and others		81,723		68,588	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		2,946,580		1,774,388	Derivatives margin account and others

				5,061,149		4,105,586

			~~W~~	16,516,103	~~W~~	20,754,706

* Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

7.3 Changes in allowances for credit losses of due from financial institutions for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision for credit losses		402		—		—
Others		169		—		—

Ending	~~W~~	3,540	~~W~~	—	~~W~~	—

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(514)		(3)		(282)
Others		57		2		—

Ending	~~W~~	2,490	~~W~~	33	~~W~~	—

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

8.1 Details of derivative financial instruments held for trading as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022						December 31, 2021
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	7,230,857	~~W~~	909,988	~~W~~	456,157	~~W~~	4,037,717	~~W~~	140,126	~~W~~	126,610
Futures *		4,906,385		16,255		1,111		6,479,692		1,903		2,464
Swaps		403,176,918		1,029,596		905,479		334,721,395		354,686		397,046
Options		10,700,000		322,627		312,162		12,547,000		176,274		199,567

		426,014,160		2,278,466		1,674,909		357,785,804		672,989		725,687

Currency
Forwards		137,639,888		7,294,595		4,856,757		105,509,405		1,296,083		934,944
Futures *		358,202		2,882		755		361,791		464		877
Swaps		101,759,877		6,883,821		9,771,151		65,028,025		1,082,873		1,331,597
Options		2,357,189		67,985		20,065		1,885,064		7,643		11,044

		242,115,156		14,249,283		14,648,728		172,784,285		2,387,063		2,278,462

Stock and index
Futures *		2,136,298		122,675		63,080		1,612,965		14,338		6,530
Swaps		6,448,893		341,059		795,914		5,207,198		322,888		132,619
Options		6,942,679		80,126		844,909		7,617,703		95,338		241,371

		15,527,870		543,860		1,703,903		14,437,866		432,564		380,520

Credit
Swaps		5,113,496		46,879		27,018		2,602,382		18,979		7,409

		5,113,496		46,879		27,018		2,602,382		18,979		7,409

Commodity
Futures *		20,174		1,362		164		6,370		43		82

		20,174		1,362		164		6,370		43		82

Others		1,895,512		38,873		329,702		1,695,540		20,904		117,629

	~~W~~	690,686,368	~~W~~	17,158,723	~~W~~	18,384,424	~~W~~	549,312,247	~~W~~	3,532,542	~~W~~	3,509,789

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

	September 30, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,278,160	~~W~~	4,433,337	~~W~~	2,973,807	~~W~~	1,816,442	~~W~~	651,618	~~W~~	2,255,097	~~W~~	16,408,461
Average price condition (%)		2.98		3.13		3.51		3.38		3.47		3.49		3.28
Average price condition (USD/KRW)		1,183.18		1,233.79		1,239.46		—		—		—		1,210.93
Average price condition (EUR/KRW)		1,361.93		1,363.74		1,397.80		1,441.86		1,448.14		—		1,386.64
Average price condition (AUD/KRW)		893.25		895.48		—		—		—		—		894.09
Average price condition (GBP/KRW)		1,558.51		—		1,620.05		—		—		—		1,561.43
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	4,241,790	~~W~~	1,253,797	~~W~~	1,372,504	~~W~~	1,044,011	~~W~~	1,182,533	~~W~~	210,000	~~W~~	9,304,635
Average price condition (%)		2.43		1.82		2.26		3.65		3.54		3.89		2.65
Average price condition (USD/KRW)		1,166.20		1,177.57		1,194.57		1,133.27		1,246.80		—		1,173.61
Average price condition (EUR/KRW)		1,321.00		1,364.00		1,370.12		—		—		—		1,362.51
Average price condition (AUD/KRW)		—		856.40		851.50		—		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	73,605	~~W~~	28,771	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	102,376
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,223,113	~~W~~	1,423,760	~~W~~	967,376	~~W~~	2,153,200	~~W~~	1,428,673	~~W~~	2,419,230	~~W~~	10,615,352
Average price condition (%)		0.94		1.23		1.04		1.16		1.06		1.39		1.18
Average price condition (USD/KRW)		1,144.74		1,154.78		1,169.72		—		—		—		1,150.30
Average price condition (EUR/KRW)		1,359.59		1,363.95		1,394.84		—		1,458.92		—		1,409.23
Average price condition (AUD/KRW)		859.41		—		—		—		—		—		859.41
Average price condition (GBP/KRW)		1,554.65		—		—		1,620.05		—		—		1,557.47
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	4,150,546	~~W~~	1,763,372	~~W~~	322,735	~~W~~	641,733	~~W~~	580,128	~~W~~	150,000	~~W~~	7,608,514
Average price condition (%)		1.01		1.51		2.06		1.87		1.84		2.12		1.21
Average price condition (USD/KRW)		1,159.92		1,178.13		1,145.05		1,139.40		1,123.13		—		1,152.89
Average price condition (EUR/KRW)		1,312.75		1,321.00		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	91,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	91,636
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of September 30, 2022 and December 31, 2021 and changes in fair value for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)		September 30, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,313,916	~~W~~	—	~~W~~	(150,633)	~~W~~	—	~~W~~	(129,945)
	Debt securities in foreign currencies		3,678,559		—		(287,443)		—		(261,856)
	Deposits in foreign currencies		—		54,333		—		(11,289)		9,673
	Debentures in Korean won		—		6,100,372		—		(309,628)		230,051
	Debentures in foreign currencies		—		1,308,955		—		(111,497)		139,450

			5,992,475		7,463,660		(438,076)		(432,414)		(12,627)

Currency	Debt securities in foreign currencies		2,254,731		—		311,202		—		312,335

			2,254,731		—		311,202		—		312,335

		~~W~~	8,247,206	~~W~~	7,463,660	~~W~~	(126,874)	~~W~~	(432,414)	~~W~~	299,708

(In millions of Korean won)		December 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,627,228	~~W~~	—	~~W~~	(20,272)	~~W~~	—	~~W~~	(28,717)
	Debt securities in foreign currencies		3,567,662		—		(22,384)		—		(46,649)
	Deposits in foreign currencies		—		93,521		—		(1,319)		2,217
	Debentures in Korean won		—		2,470,123		—		(79,877)		79,416
	Debentures in foreign currencies		—		1,154,178		—		27,953		39,440

			5,194,890		3,717,822		(42,656)		(53,243)		45,707

Currency	Debt securities in foreign currencies		2,443,893		—		133,268		—		173,690

			2,443,893		—		133,268		—		173,690

		~~W~~	7,638,783	~~W~~	3,717,822	~~W~~	90,612	~~W~~	(53,243)	~~W~~	219,397

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.3.2 Details of derivative instruments designated as fair value hedge as of September 30, 2022 and December 31, 2021 and changes in fair value for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	September 30, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	14,343,188	~~W~~	209,418	~~W~~	123,295	~~W~~	15,559
Currency
Forwards		2,065,273		22		220,762		(290,110)

	~~W~~	16,408,461	~~W~~	209,440	~~W~~	344,057	~~W~~	(274,551)

(In millions of Korean won)

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	8,910,139	~~W~~	127,290	~~W~~	38,253	~~W~~	(59,601)
Currency
Forwards		1,705,213		2,436		54,855		(182,923)

	~~W~~	10,615,352	~~W~~	129,726	~~W~~	93,108	~~W~~	(242,524)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)
	2022		2021
Hedge accounting
Interest rate	~~W~~	2,932	~~W~~	(13,894)
Currency		22,225		(9,233)

	~~W~~	25,157	~~W~~	(23,127)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Losses on hedging instruments	~~W~~	(264,524)	~~W~~	(226,497)
Gains on hedged items attributable to the hedged risk		278,977		210,687

	~~W~~	14,453	~~W~~	(15,810)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of September 30, 2022 and December 31, 2021 and changes in fair value for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	September 30, 2022		December 31, 2021		2022		2021
Hedge accounting
Interest rate risk	~~W~~	37,593	~~W~~	4,864	~~W~~	(102,900)	~~W~~	(30,867)
Currency risk		(60,066)		(12,597)		39,557		24,813

	~~W~~	(22,473)	~~W~~	(7,733)	~~W~~	(63,343)	~~W~~	(6,054)

8.4.2 Details of derivative instruments designated as cash flow hedge as of September 30, 2022 and December 31, 2021 and changes in fair value for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	September 30, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,021,352	~~W~~	6,297	~~W~~	76,738	~~W~~	(70,443)
Swaps		4,937,113		126,709		—		112,913
Currency
Swaps		3,346,170		318,842		232,455		95,355

	~~W~~	9,304,635	~~W~~	451,848	~~W~~	309,193	~~W~~	137,825

(In millions of Korean won)

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,553,250	~~W~~	12,575	~~W~~	9,532	~~W~~	29,487
Currency
Swaps		3,055,264		46,527		61,331		50,666

	~~W~~	7,608,514	~~W~~	59,102	~~W~~	70,863	~~W~~	80,153

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on hedging instruments:	~~W~~	137,825	~~W~~	80,153
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income or loss)		139,039		78,952
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		(1,214)		1,201

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other comprehensive income	~~W~~	139,039	~~W~~	78,952
Reclassification to profit or loss		(105,177)		(46,005)
Income tax effect		(48,602)		(20,060)

	~~W~~	(14,740)	~~W~~	12,887

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of September 30, 2022 and December 31, 2021 and changes in fair value for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	September 30, 2022		December 31, 2021		2022		2021
Hedge accounting
Currency risk	~~W~~	(268,995)	~~W~~	(35,658)	~~W~~	318,925	~~W~~	82,185

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2022 and December 31, 2021 and changes in fair value for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	September 30, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	102,376	~~W~~	—	~~W~~	21,059	~~W~~	(51,177)
Debentures in foreign currencies		1,540,975		—		1,540,975		(267,748)

	~~W~~	1,643,351	~~W~~	—	~~W~~	1,562,034	~~W~~	(318,925)

(In millions of Korean won)

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	91,636	~~W~~	—	~~W~~	8,498	~~W~~	(7,184)
Debentures in foreign currencies		1,273,227		—		1,273,227		(75,001)

	~~W~~	1,364,863	~~W~~	—	~~W~~	1,281,725	~~W~~	(82,185)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Debentures in foreign currencies	~~W~~	1,371,302	~~W~~	1,275,291

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Losses on hedging instruments:	~~W~~	(318,925)	~~W~~	(82,185)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(318,925)		(82,185)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other comprehensive loss	~~W~~	(318,925)	~~W~~	(82,185)
Reclassification to profit or loss		—		5,195
Income tax effect		85,588		23,838

	~~W~~	(233,337)	~~W~~	(53,152)

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

9. Loans Measured at Amortized Cost

9.1 Details of loans as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	460,009,453	~~W~~	420,910,259
Deferred loan origination fees and costs		571,709		674,069
Less: Allowances for credit losses		(3,718,120)		(3,684,055)

	~~W~~	456,863,042	~~W~~	417,900,273

9.2 Details of loans to banks as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	17,867,670	~~W~~	8,325,177
Less: Allowances for credit losses		(1,398)		(443)

	~~W~~	17,866,272	~~W~~	8,324,734

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	180,286,362	~~W~~	177,904,600	~~W~~	—	~~W~~	358,190,962
Loans in foreign currencies		5,655,389		29,414,075		—		35,069,464
Domestic import usance bills		—		5,514,467		—		5,514,467
Off-shore funding loans		—		1,089,743		—		1,089,743
Call loans		—		277,131		—		277,131
Bills bought in Korean won		—		2,601		—		2,601
Bills bought in foreign currencies		—		2,427,691		—		2,427,691
Guarantee payments under acceptances and guarantees		1		39,004		—		39,005
Credit card receivables in Korean won		—		—		22,328,177		22,328,177
Credit card receivables in foreign currencies		—		—		58,431		58,431
Bonds purchased under repurchase agreements		—		8,968,370		—		8,968,370
Privately placed bonds		—		861,896		—		861,896
Factored receivables		112		2		—		114
Lease receivables		617,244		613,410		—		1,230,654
Loans for installment credit		6,114,317		540,469		—		6,654,786

		192,673,425		227,653,459		22,386,608		442,713,492

Proportion (%)		43.52		51.42		5.06		100.00
Less: Allowances for credit losses		(1,124,744)		(1,792,738)		(799,240)		(3,716,722)

	~~W~~	191,548,681	~~W~~	225,860,721	~~W~~	21,587,368	~~W~~	438,996,770

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	184,872,384	~~W~~	162,081,901	~~W~~	—	~~W~~	346,954,285
Loans in foreign currencies		3,990,253		20,865,495		—		24,855,748
Domestic import usance bills		—		3,311,142		—		3,311,142
Off-shore funding loans		—		1,064,623		—		1,064,623
Call loans		—		902,301		—		902,301
Bills bought in Korean won		—		2,209		—		2,209
Bills bought in foreign currencies		—		2,001,046		—		2,001,046
Guarantee payments under acceptances and guarantees		7		20,773		—		20,780
Credit card receivables in Korean won		—		—		20,766,340		20,766,340
Credit card receivables in foreign currencies		—		—		57,980		57,980
Bonds purchased under repurchase agreements		—		4,855,194		—		4,855,194
Privately placed bonds		—		758,557		—		758,557
Factored receivables		113		458		—		571
Lease receivables		778,425		513,714		—		1,292,139
Loans for installment credit		6,265,896		150,340		—		6,416,236

		195,907,078		196,527,753		20,824,320		413,259,151

Proportion (%)		47.40		47.56		5.04		100.00
Less: Allowances for credit losses		(1,004,995)		(1,886,473)		(792,144)		(3,683,612)

	~~W~~	194,902,083	~~W~~	194,641,280	~~W~~	20,032,176	~~W~~	409,575,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	473,983	~~W~~	241,871	~~W~~	289,141	~~W~~	447,798	~~W~~	478,154	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		112,370		(103,804)		(8,566)		120,364		(103,252)		(17,112)		50,823		(49,950)		(873)
Transfer to lifetime expected credit losses		(82,788)		102,519		(19,731)		(73,543)		94,695		(21,152)		(23,653)		24,910		(1,257)
Impairment		(5,428)		(48,655)		54,083		(6,070)		(34,578)		40,648		(1,894)		(20,470)		22,364
Write-offs		—		(1)		(322,695)		—		(3)		(376,370)		—		—		(326,183)
Sales		(813)		(83)		(8,129)		(103)		(87)		(63,270)		—		—		—
Provision (reversal) for credit losses [1,2]		36,165		57,211		341,288		33,850		120,721		123,634		(33,722)		43,763		331,917
Others (exchange differences, etc.)		1,147		1,769		13,890		17,996		(1,882)		52,734		114		—		(8,793)

Ending [3]	~~W~~	534,636	~~W~~	250,827	~~W~~	339,281	~~W~~	540,292	~~W~~	553,768	~~W~~	700,076	~~W~~	166,836	~~W~~	320,902	~~W~~	311,502

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		103,477		(97,385)		(6,092)		123,515		(63,246)		(60,269)		41,356		(39,823)		(1,533)
Transfer to lifetime expected credit losses		(76,353)		92,652		(16,299)		(57,887)		83,364		(25,477)		(25,430)		26,786		(1,356)
Impairment		(6,130)		(49,633)		55,763		(2,132)		(33,414)		35,546		(1,981)		(14,127)		16,108
Write-offs		—		13		(300,267)		—		(2)		(181,741)		—		—		(335,205)
Sales		(1,104)		(49)		(1,698)		(177)		—		(9,674)		—		—		—
Provision (reversal) for credit losses [1,2]		2,966		46,082		274,997		(38,629)		22,102		182,660		(19,275)		31,222		335,853
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		1,314		909		3,859		8,411		1,959		50,045		10		—		(10,525)

Ending [3]	~~W~~	436,290	~~W~~	235,390	~~W~~	283,162	~~W~~	401,883	~~W~~	421,700	~~W~~	884,805	~~W~~	199,837	~~W~~	238,277	~~W~~	265,461

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantee contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 336,694 million and ~~W~~ 277,504 million of collections from written-off loans for the nine-month periods ended September 30, 2022 and 2021, respectively.
[3]

Includes additional allowances of ~~W~~ 36,864 million and ~~W~~ 35,347 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of September 30, 2022 and 2021, respectively, and ~~W~~ 174,730 million reflecting the changed forward-looking information as of September 30, 2022, and ~~W~~ 45,886 million for industries and borrowers which are highly affected by COVID-19 as of September 30, 2021.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 9,826,258 million and ~~W~~ 9,945,130 million as of September 30, 2022 and December 31, 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

10.2 Changes in gross carrying amount of loans for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	385,317,491	~~W~~	32,778,737	~~W~~	3,488,100
Transfer between stages:
Transfer to 12-month expected credit losses		27,717,962		(27,543,840)		(174,122)
Transfer to lifetime expected credit losses (non-impaired)		(31,174,704)		31,528,051		(353,347)
Transfer to lifetime expected credit losses (impaired)		(698,590)		(1,074,084)		1,772,674
Write-offs		—		(4)		(1,025,248)
Sales		(3,120,554)		(15,203)		(174,115)
Net increase (decrease) (execution, repayment, and others)		44,530,895		(1,198,120)		(817)

Ending	~~W~~	422,572,500	~~W~~	34,475,537	~~W~~	3,533,125

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		23,542,610		(23,203,465)		(339,145)
Transfer to lifetime expected credit losses (non-impaired)		(28,638,247)		29,071,561		(433,314)
Transfer to lifetime expected credit losses (impaired)		(510,735)		(1,173,403)		1,684,138
Write-offs		—		10		(817,212)
Sales		(2,771,512)		(8,379)		(77,773)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment, and others)		31,609,396		(2,764,723)		214,258

Ending	~~W~~	371,866,359	~~W~~	30,429,727	~~W~~	3,671,125

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	6,098,024	~~W~~	8,294,084
Financial bonds		11,395,906		16,887,594
Corporate bonds		4,752,843		5,433,010
Asset-backed securities		181,573		197,865
Beneficiary certificates		17,379,479		15,849,129
Derivative-linked securities		1,794,191		1,543,188
Other debt securities		17,437,198		14,797,822
Equity securities:
Stocks		1,770,378		1,804,507
Other equity securities		651,341		614,956
Loans:
Privately placed bonds		195,690		230,006
Other loans		39,916		39,290
Due from financial institutions:
Other due from financial institutions		90,339		200,742
Others		98,404		113,622

	~~W~~	61,885,282	~~W~~	66,005,815

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	15,683,627	~~W~~	14,317,477
Financial bonds		19,660,393		21,928,735
Corporate bonds		18,630,427		18,986,005
Asset-backed securities		599,996		996,428
Other debt securities		28,074		30,866
Equity securities:
Stocks		1,907,180		3,588,415
Equity investments		17,096		27,211
Other equity securities		392,465		187,502
Loans:
Privately placed bonds		448,288		299,634
Other loans		—		13,970

		57,367,546		60,376,243

Financial assets at amortized cost
Debt securities:
Government and public bonds		22,989,364		21,447,622
Financial bonds		8,920,412		3,850,954
Corporate bonds		15,585,076		12,246,441
Asset-backed securities		7,198,779		6,899,675
Other debt securities		31,650		31,105
Less: Allowances for credit losses		(6,654)		(4,169)

		54,718,627		44,471,628

	~~W~~	112,086,173	~~W~~	104,847,871

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)		2022				2021
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	411	~~W~~	7,106	~~W~~	300
	Unlisted		—		22,140		372		19,034
Other equity securities			—		9,104		—		5,083

		~~W~~	—	~~W~~	31,655	~~W~~	7,478	~~W~~	24,417

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)		2022			2021
		Disposal price		Accumulated other comprehensive income as of disposal date	Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	424,306	334,069	~~W~~	574,932	~~W~~	(304,816)
	Unlisted		—	—		7,533		6,282

		~~W~~	424,306	334,069	~~W~~	582,465	~~W~~	(298,534)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

11.4 Provision (reversal) for credit losses of financial investments for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,412	~~W~~	(1,254)	~~W~~	2,158
Loans measured at fair value through other comprehensive income		156		(90)		66
Securities measured at amortized cost		2,843		(365)		2,478

	~~W~~	6,411	~~W~~	(1,709)	~~W~~	4,702

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,002	~~W~~	(363)	~~W~~	2,639
Loans measured at fair value through other comprehensive income		174		(28)		146
Securities measured at amortized cost		1,112		(492)		620

	~~W~~	4,288	~~W~~	(883)	~~W~~	3,405

11.5 Changes in allowances for credit losses of financial investments for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,820	~~W~~	28	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(512)		(23)		—
Provision for credit losses		4,604		98		—
Others		367		—		—

Ending	~~W~~	21,279	~~W~~	103	~~W~~	76

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,554)		(3)		—
Provision (reversal) for credit losses		3,424		(19)		—
Others		40		6		—

Ending	~~W~~	11,818	~~W~~	23	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures

Details of investments in associates and joint ventures as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	7,401	~~W~~	9,445	~~W~~	9,445	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		97,091		99,156		99,117	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		9,143		22,919		22,914	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,657		18,386	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(15,614)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		78		78	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		201		201	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		636		1,379	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		2,075		2,075	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		5,065		5,065	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,225		4,225	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		29,737		22,263		26,770	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,361		5,361	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		11,312		15,920		15,920	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		22,450		26,041		25,297	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,600		3,984		3,984	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		958		958	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		21,959		21,959	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,634		16,634	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		20,007		20,007	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,585		9,585	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	September 30, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
All Together Korea Fund No.2 [5]	99.99	~~W~~	10,000	~~W~~	10,179	~~W~~	10,179	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		11,460		13,728		13,728	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		3		3	Investment finance	Korea
December & Company Inc. [1]	16.78		29,931		4,997		17,293	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		612		612	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,334		3,334	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		15,731		15,731	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,240		10,375	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,975		1,975	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		839		839	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,963		2,963	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		954		954	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		797		797	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,044		1,044	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		46,369		—	Real estate investment	Korea
JS Private Equity Fund No.3	20.48		1,700		1,674		1,674	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,988		1,988	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,980		1,980	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		42,742		42,742	Investment finance	Korea
SKS IB NEW M&T Fund No.1	31.25		1,000		993		993	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		11,200		10,773		10,773	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	September 30, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SOLIDUS Healthcare Investment Fund [2]	88.23	~~W~~	15,300	~~W~~	14,454	~~W~~	14,454	Investment finance	Korea
Paramark KB Fund No.1	20.69		14,310		13,787		13,784	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,246	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,987		1,987	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,991		1,991	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,992		1,992	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		5,000		4,890		4,890	Investment finance	Korea
TMAP Mobility Co., Ltd [1]	8.25		200,000		66,077		200,000	Investment finance	Korea
Others			2,516		(1,157)		991

		~~W~~	742,426	~~W~~	570,630	~~W~~	698,542

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	259	~~W~~	1,622	~~W~~	1,622	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		8,801		11,789		11,789	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,240	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		105,924		99,785		99,785	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		22,921		22,921	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,835		18,222	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(19,481)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(147)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	11.05		800		181		525	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		633		1,320	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,628		5,628	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,497		4,497	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,282		4,282	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		45,557		48,201		48,898	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,413		5,413	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		14,280		16,828		16,828	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		25,250		29,669		28,919	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,999		4,146		4,146	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		21,641		21,948		21,948	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		5,795		4,680		4,680	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		20,972		20,972	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,604		9,604	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,070		10,070	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	13,392	~~W~~	15,254	~~W~~	15,254	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		525		525	Investment finance	Korea
December & Company Inc. [1]	16.78		25,330		9,054		21,388	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		618		618	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,343		3,343	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,067		8,067	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		10,000		9,950		9,950	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,175		9,350	Investment advisory and securities trading	Vietnam
498 Seventh Owners LLC [6]	49.90		166,851		—		—	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		962		962	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.50		5,600		5,503		5,554	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	88.23		1,800		1,800		1,800	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,040		1,850		1,850	Investment finance	Korea
Others			2,475		81		789

		~~W~~	598,590	~~W~~	410,457	~~W~~	448,718

[1]

As of September 30, 2022 and December 31, 2021, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.42% and 21.84% as of September 30, 2022 and December 31, 2021, respectively, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of September 30, 2022 and December 31, 2021, respectively, considering the potential voting rights of convertible bonds.
[5]	As of September 30, 2022 and December 31, 2021, the Group participates in the investment management committee but cannot exercise control.
[6]	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 47 companies including Banksalad Co., Ltd., and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	185,502	~~W~~	—	~~W~~	185,502
Allowances for credit losses		8,659		(9,481)		(822)
Impairment losses of property and equipment		7,272		(1,793)		5,479
Share-based payments		18,322		—		18,322
Provisions for acceptances and guarantees		45,680		—		45,680
Gains or losses on valuation of derivatives		517,819		(336,155)		181,664
Present value discount		18,258		(2,586)		15,672
Gains or losses on fair value hedge		—		(118,914)		(118,914)
Accrued interest		—		(150,250)		(150,250)
Deferred loan origination fees and costs		15,649		(201,561)		(185,912)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(305,202)		(305,202)
Investments in subsidiaries and others		44,683		(195,224)		(150,541)
Gains or losses on valuation of security investment		1,292,619		(268,709)		1,023,910
Defined benefit obligation		604,154		—		604,154
Accrued expenses		230,635		—		230,635
Plan assets		—		(498,766)		(498,766)
Adjustments to the prepaid contributions		—		(30,020)		(30,020)
Derivative-linked securities		13,009		(398,137)		(385,128)
Others *		1,197,117		(1,005,087)		192,030

		4,199,378		(3,523,588)		675,790

Offsetting of deferred income tax assets and liabilities		(3,505,393)		3,505,393		—

	~~W~~	693,985	~~W~~	(18,195)	~~W~~	675,790

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of Prudential Life Insurance Company of Korea Ltd., KB Insurance Co., Ltd., and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2021
	Assets		Liabilities		Net amount
Other provisions	~~W~~	178,027	~~W~~	—	~~W~~	178,027
Allowances for credit losses		28,770		(3,008)		25,762
Impairment losses of property and equipment		9,198		(1,833)		7,365
Share-based payments		24,249		—		24,249
Provisions for acceptances and guarantees		33,091		—		33,091
Gains or losses on valuation of derivatives		41,289		(139,281)		(97,992)
Present value discount		14,254		(5,929)		8,325
Gains or losses on fair value hedge		—		(14,642)		(14,642)
Accrued interest		—		(140,852)		(140,852)
Deferred loan origination fees and costs		10,473		(223,170)		(212,697)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(318,539)		(318,539)
Investments in subsidiaries and others		42,547		(159,411)		(116,864)
Gains or losses on valuation of security investment		104,168		(1,192,004)		(1,087,836)
Defined benefit obligation		608,471		—		608,471
Accrued expenses		281,983		—		281,983
Plan assets		—		(573,895)		(573,895)
Adjustments to the prepaid contributions		—		(29,273)		(29,273)
Derivative-linked securities		2,241		(46,895)		(44,654)
Others		1,031,411		(871,625)		159,786

		2,410,172		(3,722,060)		(1,311,888)

Offsetting of deferred income tax assets and liabilities		(2,251,079)		2,251,079		—

	~~W~~	159,093	~~W~~	(1,470,981)	~~W~~	(1,311,888)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,222,369	~~W~~	2,826,885
Others		97,350		112,699

		2,319,719		2,939,584

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,942,340		9,149,396

		9,942,340		9,149,396

	~~W~~	12,262,059	~~W~~	12,088,980

14.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Amount contractually required to pay at maturity	~~W~~	9,733,127	~~W~~	8,957,602
Carrying amount		9,942,340		9,149,396

Difference	~~W~~	(209,213)	~~W~~	(191,794)

15. Deposits

Details of deposits as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Demand deposits
Demand deposits in Korean won	~~W~~	165,638,758	~~W~~	180,560,022
Demand deposits in foreign currencies		13,728,062		15,955,246

		179,366,820		196,515,268

Time deposits
Time deposits in Korean won		178,951,182		155,799,563

		178,951,182		155,799,563

Time deposits in foreign currencies		23,982,406		15,594,718
Fair value adjustments of fair value hedged time deposits in foreign currencies		(11,289)		(1,319)

		23,971,117		15,593,399

		202,922,299		171,392,962

Certificates of deposits		8,057,015		4,115,688

	~~W~~	390,346,134	~~W~~	372,023,918

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

16. Borrowings

16.1 Details of borrowings as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
General borrowings	~~W~~	58,508,766	~~W~~	40,859,845
Bonds sold under repurchase agreements and others		8,758,110		14,374,863
Call money		2,541,882		1,677,666

	~~W~~	69,808,758	~~W~~	56,912,374

16.2 Details of general borrowings as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of September 30, 2022	September 30, 2022		December 31, 2021
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25 ~ 1.25	~~W~~	8,172,176	~~W~~	7,131,019
	Borrowings from the government	SEMAS and others	0.00 ~ 2.85		2,741,749		2,683,056
	Borrowings from banks	Shinhan Bank and others	2.49 ~ 4.89		691,360		171,482
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.15 ~ 4.74		2,138,470		1,935,906
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.05		18,358,366		13,292,759

					32,102,121		25,214,222

Borrowings in foreign currencies	Due to banks	Standard Chartered Bank and others	—		164,488		2,143
	Borrowings from banks	Central Bank of Uzbekistan and others	0.03 ~ 13.50		18,817,407		13,396,379
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.03 ~ 4.81		44,609		24,867
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 4.99		7,380,141		2,222,234

					26,406,645		15,645,623

				~~W~~	58,508,766	~~W~~	40,859,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

17. Debentures

Details of debentures as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Interest rate (%) as of September 30, 2022	September 30, 2022		December 31, 2021
Debentures in Korean won
Structured debentures	5.65 ~ 8.62	~~W~~	750	~~W~~	910
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		5,355,244		6,241,957
Fixed rate debentures	0.80 ~ 13.70		45,578,731		44,124,235
Floating rate debentures	1.99 ~ 3.69		7,338,070		6,893,782

			58,512,795		57,500,884
Fair value adjustments of fair value hedged debentures in Korean won			(309,628)		(79,877)
Less: Discount on debentures in Korean won			(31,865)		(38,976)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(9,263)		(11,719)

			58,162,039		57,370,312

Debentures in foreign currencies
Floating rate debentures	0.97 ~ 4.37		2,625,294		2,749,174
Fixed rate debentures	0.05 ~ 12.00		11,738,404		7,312,966

			14,363,698		10,062,140
Fair value adjustments of fair value hedged debentures in foreign currencies			(111,497)		27,953
Less: Discount on debentures in foreign currencies			(50,952)		(30,217)

			14,201,249		10,059,876

		~~W~~	72,363,288	~~W~~	67,430,188

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

18. Provisions

18.1 Details of provisions as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Provisions for credit losses of unused loan commitments	~~W~~	336,503	~~W~~	308,640
Provisions for credit losses of acceptances and guarantees		169,900		121,104
Provisions for credit losses of financial guarantee contracts		4,035		5,351
Provisions for restoration costs		149,106		152,186
Others *		226,022		221,323

	~~W~~	885,566	~~W~~	808,604

*	Includes provisions for redemption-suspended funds.

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		36,228		(35,281)		(947)		1,138		(1,138)		—
Transfer to lifetime expected credit losses		(14,618)		15,058		(440)		(341)		1,002		(661)
Impairment		(206)		(1,407)		1,613		(9)		(138)		147
Provision (reversal) for credit losses		1,869		19,956		1,086		(4,100)		39,613		(832)
Others (exchange differences, etc.)		3,402		1,550		—		3,332		10,365		418

Ending*	~~W~~	180,672	~~W~~	146,495	~~W~~	9,336	~~W~~	27,417	~~W~~	131,874	~~W~~	10,609

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		34,522		(32,989)		(1,533)		3,968		(213)		(3,755)
Transfer to lifetime expected credit losses		(15,285)		15,800		(515)		(217)		226		(9)
Impairment		(396)		(876)		1,272		(10)		(84)		94
Provision (reversal) for credit losses		(27,896)		(5,261)		704		(16,056)		62,364		2,148
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		1,295		1,448		—		1,328		174		295

Ending *	~~W~~	155,774	~~W~~	105,585	~~W~~	8,497	~~W~~	22,101	~~W~~	77,305	~~W~~	13,101

*

Includes additional provisions of ~~W~~ 29,094 million and ~~W~~ 16,346 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of September 30, 2022 and 2021, respectively, and ~~W~~ 43,169 million reflecting the changed forward-looking information as of September 30, 2022, and ~~W~~ 13,374 million for industries and borrowers which are highly affected by COVID-19 as of September 30, 2021.

18.3 Changes in provisions for credit losses of financial guarantee contracts for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	5,351	~~W~~	6,348
Provision (reversal)		(449)		659
Others		(867)		(156)

Ending	~~W~~	4,035	~~W~~	6,851

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

18.4 Changes in provisions for restoration costs for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	152,186	~~W~~	151,696
Provision		8,507		8,970
Reversal		(1,681)		(1,152)
Used		(12,130)		(11,871)
Unwinding of discount		2,064		1,196
Effect of changes in discount rate		160		44

Ending	~~W~~	149,106	~~W~~	148,883

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	140,191	~~W~~	221,323
Increase		55,590		2,124		2,414		40,817		100,945
Decrease		(56,315)		(2,315)		(1,154)		(36,790)		(96,574)
Others		—		—		657		(329)		328

Ending	~~W~~	22,177	~~W~~	2,871	~~W~~	57,085	~~W~~	143,889	~~W~~	226,022

(In millions of Korean won)	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		57,121		2,396		17,317		51,112		127,946
Decrease		(54,443)		(2,439)		(3,924)		(72,652)		(133,458)
Others		—		—		165		4		169

Ending	~~W~~	22,179	~~W~~	2,964	~~W~~	54,075	~~W~~	111,291	~~W~~	190,509

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Present value of defined benefit obligation	~~W~~	2,561,434	~~W~~	2,572,517
Fair value of plan assets		(2,225,519)		(2,447,079)

Net defined benefit liabilities *	~~W~~	335,915	~~W~~	125,438

*

The net defined benefit liabilities of ~~W~~ 335,915 million is calculated by subtracting ~~W~~ 78,881 million of net defined benefit assets from ~~W~~ 414,796 million of net defined benefit liabilities as of September 30, 2022. The net defined benefit liabilities of ~~W~~ 125,438 million is calculated by subtracting ~~W~~ 100,083 million of net defined benefit assets from ~~W~~ 225,521 million of net defined benefit liabilities as of December 31, 2021.

19.3 Details of post-employment benefits recognized in profit or loss for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Current service cost	~~W~~	186,875	~~W~~	181,338
Past service cost		—		540
Net interest expense on net defined benefit liabilities		1,461		2,147
Gains on settlement		—		(2,807)

Post-employment benefits *	~~W~~	188,336	~~W~~	181,218

*	Includes post-employment benefits amounting to ~~W~~ 2,273 million and ~~W~~ 2,396 million recognized as other operating expenses for the nine-month periods ended September 30, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won and in number of shares)	September 30, 2022		December 31, 2021
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		408,897,068		415,807,920
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

20.1.2 Changes in outstanding shares for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In number of shares)	2022	2021
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2022	September 30, 2022		December 31, 2021
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		—
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		—
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		—
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.2 Hybrid Securities (cont’d)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2022	September 30, 2022		December 31, 2021
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		—
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		—
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		—

				~~W~~	4,434,251	~~W~~	2,838,221

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 873,908 million issued by Kookmin Bank, hybrid securities of ~~W~~ 84,963 million issued by KB Securities Co., Ltd., and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

20.3 Capital Surplus

Details of capital surplus as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,856		4,219,356
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,940,731	~~W~~	16,940,231

20.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Remeasurements of net defined benefit liabilities	~~W~~	(369,600)	~~W~~	(328,392)
Currency translation differences		776,478		96,534
Gains (losses) on financial instruments at fair value through other comprehensive income		(3,163,543)		918,927
Share of other comprehensive loss of associates and joint ventures		(3,377)		(2,980)
Losses on cash flow hedging instruments		(22,473)		(7,733)
Losses on hedging instruments of net investments in foreign operations		(268,995)		(35,658)
Other comprehensive loss arising from separate account		(274,587)		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		22,931		2,208
Gains on overlay adjustment		125,556		459,484
Assets of a disposal group held for sale		—		7,671

	~~W~~	(3,177,610)	~~W~~	1,054,945

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.5 Retained Earnings

20.5.1 Details of retained earnings as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Legal reserves *	~~W~~	839,234	~~W~~	695,347
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		26,493,084		23,995,468

	~~W~~	28,314,318	~~W~~	25,672,815

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,490,579	~~W~~	4,116,579
Non-controlling interests		164,280		67,042

	~~W~~	4,654,859	~~W~~	4,183,621

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won, except for per share amounts)	2022				2021
	Three months		Nine months		Three months		Nine months
Provision of regulatory reserve for credit losses	~~W~~	164,057	~~W~~	374,000	~~W~~	199,622	~~W~~	489,114
Adjusted profit after provision of regulatory reserve for credit losses[1,2]		1,072,754		3,568,237		1,078,706		3,231,861
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,753		9,158		2,769		8,295
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		2,693		8,948		2,711		8,118

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

20.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won and in number of shares)	2022
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares*		26,173,585		—		(6,910,852)		19,262,733
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

(In millions of Korean won and in number of shares)	2021
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

21. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	619	~~W~~	2,220	~~W~~	504	~~W~~	795
Securities measured at fair value through profit or loss		206,487		571,477		143,274		430,668
Loans measured at fair value through profit or loss		4,636		9,879		2,689		6,985
Securities measured at fair value through other comprehensive income		280,628		715,698		195,280		581,866
Loans measured at fair value through other comprehensive income		3,298		6,506		1,111		3,462
Due from financial institutions measured at amortized cost		43,247		87,328		13,107		46,777
Securities measured at amortized cost		287,856		769,622		199,016		555,398
Loans measured at amortized cost		4,464,537		11,971,901		3,206,202		9,331,238
Others		80,912		242,440		62,852		179,499

		5,372,220		14,377,071		3,824,035		11,136,688

Interest expense
Deposits		1,151,836		2,685,300		531,863		1,602,273
Borrowings		358,752		782,725		124,164		363,685
Debentures		436,643		1,112,296		293,005		857,689
Others		59,308		135,250		20,722		57,687

		2,006,539		4,715,571		969,754		2,881,334

Net interest income	~~W~~	3,365,681	~~W~~	9,661,500	~~W~~	2,854,281	~~W~~	8,255,354

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

22. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	45,829	~~W~~	135,545	~~W~~	43,889	~~W~~	133,676
Lending activity fees		21,043		61,561		20,675		63,835
Credit card and debit card related fees		376,076		1,126,490		370,963		1,115,600
Agent activity fees		72,082		162,836		54,216		159,263
Trust and other fiduciary fees		84,351		254,531		98,592		318,614
Fund management related fees		35,008		105,283		44,873		133,254
Acceptances and guarantees fees		15,968		49,283		11,913		35,976
Foreign currency related fees		74,600		211,410		57,135		178,839
Securities agency fees		32,693		99,395		44,363		139,128
Other business account commission on consignment		7,422		28,638		8,623		30,894
Commissions received on securities business		125,084		524,810		224,873		704,816
Lease fees		258,250		740,231		229,265		657,089
Others		119,728		416,273		127,919		320,102

		1,268,134		3,916,286		1,337,299		3,991,086

Fee and commission expense
Trading activity related fees *		10,192		32,749		16,863		41,831
Lending activity fees		11,685		33,419		10,816		32,072
Credit card and debit card related fees		214,871		599,422		208,810		608,467
Outsourcing related fees		59,776		165,827		54,549		154,450
Foreign currency related fees		20,683		54,066		16,974		39,208
Others		137,062		427,060		117,960		371,132

		454,269		1,312,543		425,972		1,247,160

Net fee and commission income	~~W~~	813,865	~~W~~	2,603,743	~~W~~	911,327	~~W~~	2,743,926

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	433,339	~~W~~	1,424,031	~~W~~	438,540	~~W~~	1,401,864
Equity securities		65,137		343,434		116,858		479,409

		498,476		1,767,465		555,398		1,881,273

Derivatives held for trading:
Interest rate		4,082,999		13,599,284		1,185,873		4,376,242
Currency		11,061,148		19,116,224		3,529,324		6,877,226
Stock or stock index		464,731		1,492,270		235,639		1,133,822
Credit		35,459		88,370		6,056		18,735
Commodity		7,509		24,406		4,907		17,133
Others		19,956		92,155		14,268		123,500

		15,671,802		34,412,709		4,976,067		12,546,658

Financial liabilities at fair value through profit or loss		58,162		201,712		59,027		101,389
Other financial instruments		607		698		—		6,753

		16,229,047		36,382,584		5,590,492		14,536,073

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		738,721		2,471,096		275,281		977,130
Equity securities		112,181		461,366		142,884		350,594

		850,902		2,932,462		418,165		1,327,724

Derivatives held for trading:
Interest rate		3,673,918		12,488,158		1,180,854		4,257,082
Currency		11,388,623		19,611,712		3,538,456		6,805,982
Stock or stock index		1,067,265		2,638,364		428,456		1,232,477
Credit		29,226		72,287		5,106		12,721
Commodity		8,364		23,510		4,880		11,647
Others		75,646		312,634		19,336		124,096

		16,243,042		35,146,665		5,177,088		12,444,005

Financial liabilities at fair value through profit or loss		14,605		48,792		(919)		65,509
Other financial instruments		571		631		50		6,830

		17,109,120		38,128,550		5,594,384		13,844,068

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	(880,073)	~~W~~	(1,745,966)	~~W~~	(3,892)	~~W~~	692,005

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	637,788	~~W~~	1,485,550	~~W~~	212,604	~~W~~	535,891

		637,788		1,485,550		212,604		535,891

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		137,876		265,738		23,632		525,055

		137,876		265,738		23,632		525,055

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	499,912	~~W~~	1,219,812	~~W~~	188,972	~~W~~	10,836

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	11	~~W~~	14	~~W~~	—	~~W~~	2
Gains on disposal of financial instruments at fair value through other comprehensive income		11,083		19,535		18,527		109,284

		11,094		19,549		18,527		109,286

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		19,366		77,691		25,247		116,590
Gains on disposal of securities measured at amortized cost		28		110		2		29

		19,394		77,801		25,249		116,619

Gains on loans measured at fair value through other comprehensive income:
Gains on sale of loans measured at fair value through other comprehensive income		—		—		—		226

		—		—		—		226

Gains on foreign exchange transactions		4,086,787		8,245,160		1,253,983		3,005,612
Dividend income		4,099		31,654		1,722		31,895
Others		507,297		1,480,666		235,091		601,771

		4,628,671		9,854,830		1,534,572		3,865,409

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		807		2,360		719		850
Losses on disposal of financial instruments at fair value through other comprehensive income		49,482		135,655		27,948		63,780

		50,289		138,015		28,667		64,630

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		51,423		57,891		3,150		7,201
Losses on redemption of securities measured at amortized cost		—		—		1		6
Losses on disposal of securities measured at amortized cost		—		—		—		2

		51,423		57,891		3,151		7,209

Losses on foreign exchanges transactions		3,488,787		7,363,761		1,098,486		2,771,578
Deposit insurance fee		151,531		446,024		128,408		416,171
Credit guarantee fund fee		72,488		207,189		66,829		194,990
Depreciation expenses of operating lease assets		172,586		501,774		156,673		441,044
Others		846,780		2,230,834		478,239		1,272,674

		4,833,884		10,945,488		1,960,453		5,168,296

Net other operating expenses	~~W~~	(205,213)	~~W~~	(1,090,658)	~~W~~	(425,881)	~~W~~	(1,302,887)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Three months		Nine months		Three months		Nine months
Expenses related to employee
Employee benefits - salaries	~~W~~	744,944	~~W~~	2,239,585	~~W~~	752,038	~~W~~	2,221,001
Employee benefits - others		238,189		726,824		227,129		712,380
Post-employment benefits - defined benefit plans		62,664		186,063		60,792		178,822
Post-employment benefits - defined contribution plans		9,265		29,294		7,996		25,069
Termination benefits		3,080		6,641		628		31,928
Share-based payments		2,447		26,024		15,579		83,373

		1,060,589		3,214,431		1,064,162		3,252,573

Depreciation and amortization		222,105		642,086		213,808		621,071

Other general and administrative expenses
Rental expense		31,254		88,235		28,339		86,921
Tax and dues		63,940		222,384		57,262		202,980
Communication		14,326		44,681		13,415		41,486
Electricity and utilities		10,433		27,089		10,561		27,710
Publication		2,765		8,171		3,180		9,771
Repairs and maintenance		14,216		37,186		12,009		36,511
Vehicle		5,369		14,373		4,290		12,150
Travel		6,275		16,528		2,881		9,342
Training		9,087		23,365		6,872		25,463
Service fees		63,110		181,813		53,834		171,537
Electronic data processing expenses		99,973		277,961		77,392		225,506
Advertising		49,223		142,556		48,197		129,449
Others		81,570		239,280		68,270		205,027

		451,541		1,323,622		386,502		1,183,853

	~~W~~	1,734,235	~~W~~	5,180,139	~~W~~	1,664,472	~~W~~	5,057,497

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted are determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2022, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 29	Jan. 1, 2021	79,840	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	70,050	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	6,126	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		4,243	Satisfied
Deferred grant in 2016		3,533	Satisfied
Deferred grant in 2017		1,127	Satisfied
Deferred grant in 2018		1,766	Satisfied
Deferred grant in 2019		7,598	Satisfied
Deferred grant in 2020		37,334	Satisfied
Deferred grant in 2021		27,204	Satisfied

		310,863

Kookmin Bank
Series 80	Mar. 1, 2020	7,982	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	140,093	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	341,056	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	3,813	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 87	Mar. 1, 2022	6,199	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,891	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2022, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 89	May 26, 2022	7,849	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jun. 1, 2022	7,079	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Jul. 18, 2022	10,334	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Aug. 24, 2022	7,281	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,502	Satisfied
Deferred grant in 2021		156,939	Satisfied

		823,549

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,374
Stock granted in 2016		3,749
Stock granted in 2017		14,006
Stock granted in 2018		26,572
Stock granted in 2019		42,273
Stock granted in 2020		165,810
Stock granted in 2021		505,328
Stock granted in 2022		261,463

		1,023,819

		2,158,231

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2022 (Deferred grants are residual shares vested as of September 30, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.1.2 Details of stock grants linked to short-term performance as of September 30, 2022, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	3,725	Satisfied
Stock granted in 2016	4,223	Satisfied
Stock granted in 2017	1,401	Satisfied
Stock granted in 2018	760	Satisfied
Stock granted in 2019	9,354	Satisfied
Stock granted in 2020	24,408	Satisfied
Stock granted in 2021	35,497	Satisfied
Stock granted in 2022	41,090	Proportional to service period
Kookmin Bank
Stock granted in 2015	1,292	Satisfied
Stock granted in 2016	4,875	Satisfied
Stock granted in 2017	1,998	Satisfied
Stock granted in 2018	2,109	Satisfied
Stock granted in 2019	43,780	Satisfied
Stock granted in 2020	92,576	Satisfied
Stock granted in 2021	101,308	Satisfied
Stock granted in 2022	151,697	Proportional to service period
Other subsidiaries
Stock granted in 2015	5,762	Satisfied
Stock granted in 2016	25,831	Satisfied
Stock granted in 2017	46,223	Satisfied
Stock granted in 2018	99,594	Satisfied
Stock granted in 2019	243,130	Satisfied
Stock granted in 2020	433,210	Satisfied
Stock granted in 2021	610,167	Satisfied
Stock granted in 2022	293,959	Proportional to service period

	2,277,969

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 155,555 million and ~~W~~ 193,023 million as of September 30, 2022 and December 31, 2021, respectively, and the compensation costs amounting to ~~W~~ 26,160 million and ~~W~~ 83,349 million were recognized for the nine-month periods ended September 30, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of September 30, 2022, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
	Nov. 1, 2019	119	0.00~0.34	48
	Nov. 8, 2019	14	0.00~0.36	6
	Dec. 5, 2019	56	0.00~0.43	41
	Dec. 6, 2019	84	0.00~0.43	57
	Dec. 31, 2019	87	0.00~0.50	43
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~0.55	15,883
	May 12, 2020	46	0.00~0.87	43
	Jun. 30, 2020	206	0.00~1.00	176
	Aug. 26, 2020	40	0.00~1.16	27
	Oct. 29, 2020	160	0.00~1.33	133
	Nov. 6, 2020	45	0.00~1.35	37
	Nov. 30, 2020	35	0.00~1.42	34
	Dec. 2, 2020	57	0.00~1.42	44
	Dec. 4, 2020	154	0.00~1.43	128
	Dec. 30, 2020	88	0.00~1.50	64
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~1.55	19,092
	Apr. 5, 2021	89	0.00~1.76	53
	Jul. 1, 2021	54	0.00~2.00	54
	Jul. 2, 2021	11	0.00~2.01	11
	Jul. 27, 2021	70	0.00~2.07	70
	Nov. 1, 2021	71	0.00~2.34	71
	Nov. 16, 2021	53	0.00~2.38	50
	Dec. 3, 2021	91	0.00~2.43	89
	Dec. 6, 2021	87	0.00~2.44	87
	Dec. 30, 2021	76	0.00~2.50	76
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~2.54	19,886
	Apr. 4, 2022	65	0.00~2.76	65
	Apr. 19, 2022	33	0.00~2.80	33
	Jul. 1, 2022	62	0.00~3.00	62
	Aug. 3, 2022	62	0.00~3.09	62
	Aug. 9, 2022	80	0.00~3.11	76

		79,805		56,601

[1]

Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of September 30, 2022. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

25.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 2,473 million and ~~W~~ 3,465 million as of September 30, 2022 and December 31, 2021, respectively. The compensation costs amounting to ~~W~~ 564 million and ~~W~~ 2,115 million were recognized as expenses for the nine-month periods ended September 30, 2022 and 2021, respectively.

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of Prudential Life Insurance Company of Korea Ltd. based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of September 30, 2022, are as follows:

(In number of shares)

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	1.25	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments are ~~W~~ 554 million and ~~W~~ 690 million as of September 30, 2022 and December 31, 2021, respectively. The compensation costs amounting to ~~W~~ 136 million were reserved, and ~~W~~ 24 million were recognized as expenses for the nine-month periods ended September 30, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

26. Income Tax Expense

Details of income tax expense for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Income tax payable
Current income tax expense	~~W~~	1,692,462	~~W~~	1,367,775
Adjustments of income tax of prior years recognized in current tax		(114,592)		6,722

		1,577,870		1,374,497

Changes in deferred income tax assets and liabilities		(1,987,678)		315,845

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		15,998		3,424
Currency translation differences		(32,987)		(16,350)
Net gains or losses on financial assets at fair value through other comprehensive income		1,556,587		(213,509)
Share of other comprehensive income or loss of associates and joint ventures		100		(108)
Gains or losses on cash flow hedging instruments		(48,602)		(20,060)
Gains or losses on hedging instruments of net investments in foreign operations		85,588		23,838
Other comprehensive income or loss arising from separate account		83,247		18,446
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(7,861)		(1,988)
Net gains or losses on overlay adjustment		127,897		(40,949)

		1,779,967		(247,256)

Others		7,324		(4,915)

Income tax expense	~~W~~	1,377,483	~~W~~	1,438,171

27. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million (~~W~~ 2,190 per share) were declared at the annual general shareholders’ meeting on March 25, 2022 and paid in April 11, 2022. According to the resolution of the board of directors on April 22, 2022, the quarterly dividend per share of ~~W~~ 500 (total dividend: ~~W~~ 194,817 million) with dividend record date of March 31, 2022 were paid on May 9, 2022, and the resolution of the board of directors on July 21, 2022, the quarterly dividend per share of ~~W~~ 500 (total dividend: ~~W~~ 194,817 million) with dividend record date of June 30, 2022 were paid on August 8, 2022. Meanwhile, the annual dividends and quarterly dividends paid in 2021 were ~~W~~ 689,653 million (~~W~~ 1,770 per share) and ~~W~~ 292,226 million (~~W~~ 750 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	(57,206)	~~W~~	—	~~W~~	—	~~W~~	15,998	~~W~~	(369,600)
Currency translation differences		96,534		712,931		—		—		(32,987)		776,478
Gains (losses) on financial instruments at fair value through other comprehensive income		918,927		(5,704,500)		399,512		(334,069)		1,556,587		(3,163,543)
Share of other comprehensive loss of associates and joint ventures		(2,980)		(497)		—		—		100		(3,377)
Gains (losses) on cash flow hedging instruments		(7,733)		139,039		(105,177)		—		(48,602)		(22,473)
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		(318,925)		—		—		85,588		(268,995)
Other comprehensive loss arising from separate account		(55,116)		(302,347)		(371)		—		83,247		(274,587)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		28,584		—		—		(7,861)		22,931
Gains (losses) on overlay adjustment		459,484		(396,646)		(65,179)		—		127,897		125,556
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—

	~~W~~	1,054,945	~~W~~	(5,907,238)	~~W~~	228,785	~~W~~	(334,069)	~~W~~	1,779,967	~~W~~	(3,177,610)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2021
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(282,650)	~~W~~	(8,207)	~~W~~	—	~~W~~	—	~~W~~	3,424	~~W~~	(287,433)
Currency translation differences		(131,113)		244,984		1,995		—		(16,350)		99,516
Gains on financial instruments at fair value through other comprehensive income		717,230		504,168		(28,826)		305,016		(213,509)		1,284,079
Share of other comprehensive loss of associates and joint ventures		(3,529)		3,171		(2,681)		—		(108)		(3,147)
Gains (losses) on cash flow hedging instruments		(28,597)		78,952		(46,005)		—		(20,060)		(15,710)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(82,185)		5,195		—		23,838		(30,875)
Other comprehensive income (loss) arising from separate account		8,698		(63,451)		(3,625)		—		18,446		(39,932)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		7,229		—		—		(1,988)		(6,266)
Gains (losses) on overlay adjustment		339,202		223,764		(72,596)		—		(40,949)		449,421

	~~W~~	630,011	~~W~~	908,425	~~W~~	(146,543)	~~W~~	305,016	~~W~~	(247,256)	~~W~~	1,449,653

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2022		2021
	Three months	Nine months	Three months	Nine months
Number of issued ordinary shares (A)	408,897,068	408,897,068	415,807,920	415,807,920
Number of treasury shares (B) *	(19,262,733)	(19,262,733)	(26,173,585)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335	389,634,335	389,634,335

*	The number of treasury shares have excluded the initial redemption of treasury shares from February 14, 2022, and the 2nd redemption from August 1, 2022.

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2022
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,271,326,523,505	~~W~~	4,027,935,105,841
Deduction: Dividends on hybrid securities		(34,514,700,000)		(85,698,100,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,236,811,823,505		3,942,237,005,841
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,174	~~W~~	10,118

(In Korean won and in number of shares)	2021
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,298,425,798,924	~~W~~	3,772,414,984,738
Deduction: Dividends on hybrid securities		(20,097,875,000)		(51,439,625,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,278,327,923,924		3,720,975,359,738
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,281	~~W~~	9,550

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2022
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,271,326,523,505	~~W~~	4,027,935,105,841
Deduction: Dividends on hybrid securities		(34,514,700,000)		(85,698,100,000)

Profit attributable to ordinary equity holders of the Parent Company		1,236,811,823,505		3,942,237,005,841
Adjustments: Interest expense on exchangeable bonds		600,130,825		1,780,822,991

Adjusted profit for diluted earnings per share	~~W~~	1,237,411,954,330	~~W~~	3,944,017,828,832

(In Korean won)	2021
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,298,425,798,924	~~W~~	3,772,414,984,738
Deduction: Dividends on hybrid securities		(20,097,875,000)		(51,439,625,000)

Profit attributable to ordinary equity holders of the Parent Company		1,278,327,923,924		3,720,975,359,738
Adjustments: Interest expense on exchangeable bonds		591,619,704		1,755,567,167

Adjusted profit for diluted earnings per share	~~W~~	1,278,919,543,628	~~W~~	3,722,730,926,905

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2022		2021
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335	389,634,335	389,634,335
Adjustment:
Stock grants	4,008,204	4,328,225	3,495,172	3,697,690
Exchangeable bonds	5,000,000	5,000,000	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,642,539	398,962,560	398,129,507	398,332,025

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2022
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,237,411,954,330	~~W~~	3,944,017,828,832
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,642,539		398,962,560

Diluted earnings per share	~~W~~	3,104	~~W~~	9,886

(In Korean won and in number of shares)	2021
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,278,919,543,628	~~W~~	3,722,730,926,905
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,129,507		398,332,025

Diluted earnings per share	~~W~~	3,212	~~W~~	9,346

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

30. Insurance Contracts

30.1 Insurance Liabilities

Details of insurance liabilities by insurance type as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	26,646,043	~~W~~	24,946,240	~~W~~	—	~~W~~	51,592,283
Reserve for outstanding claims		3,865,625		248,625		1,769		4,116,019
Unearned premium reserve		2,117,880		10,674		800		2,129,354
Reserve for dividend to policyholders		134,918		36,838		—		171,756
Reserve for distribution of earnings to policyholders		63,693		6,516		—		70,209
Reserve for loss compensation on participating insurance		24,790		6,903		—		31,693
Guarantee reserve		—		885,314		—		885,314

	~~W~~	32,852,949	~~W~~	26,141,110	~~W~~	2,569	~~W~~	58,996,628

(In millions of Korean won)	December 31, 2021
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	26,086,004	~~W~~	24,363,509	~~W~~	—	~~W~~	50,449,513
Reserve for outstanding claims		3,378,427		259,848		2,102		3,640,377
Unearned premium reserve		1,909,327		9,358		622		1,919,307
Reserve for dividend to policyholders		122,025		40,960		—		162,985
Reserve for distribution of earnings to policyholders		63,093		4,857		—		67,950
Reserve for loss compensation on participating insurance		24,790		6,108		—		30,898
Guarantee reserve		—		894,906		—		894,906

	~~W~~	31,583,666	~~W~~	25,579,546	~~W~~	2,724	~~W~~	57,165,936

*	Includes negative Value of Business Acquired (“VOBA”) amounting to ~~W~~ 2,179,224 million and ~~W~~ 2,390,985 million as of September 30, 2022 and December 31, 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

30.2 Net Insurance Income

Details of insurance income and insurance expenses for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Insurance income
Premium income	~~W~~	12,014,285	~~W~~	11,131,124
Reinsurance income		628,443		699,521
Reversal of policy reserve		153		396
Separate account income		217,667		229,628
Income from changes in reinsurance assets		275,341		164,442
Other insurance income		6,901		9,046

		13,142,790		12,234,157

Insurance expenses
Insurance claims paid		4,567,626		4,142,336
Dividend expenses		10,518		10,518
Refunds of surrender value		3,881,757		3,052,592
Reinsurance expenses		953,873		879,576
Provision for policy reserve		1,762,716		2,324,441
Separate account expenses		117,138		85,208
Administration expenses		548,295		486,592
Amortization of deferred acquisition costs		732,172		618,875
Claim survey expenses paid		52,573		44,534
Other insurance expenses		108,362		126,643

		12,735,030		11,771,315

Net insurance income	~~W~~	407,760	~~W~~	462,842

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

30.3 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

30.3.1 Details of financial assets subject to the overlay approach as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	70,332	~~W~~	80,179
Debt securities		9,059,432		8,023,999
Equity securities		84,072		239,426

	~~W~~	9,213,836	~~W~~	8,343,604

30.3.2 Changes in net gains on overlay adjustment for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Beginning	~~W~~	459,484	~~W~~	339,202
Recognition of other comprehensive income (loss) due to acquisition and valuation		(280,173)		162,962
Reclassification to profit or loss due to disposal		(53,755)		(52,743)

Ending	~~W~~	125,556	~~W~~	449,421

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Cash	~~W~~	2,783,537	~~W~~	2,496,941
Checks issued by other banks		355,350		150,047
Due from the Bank of Korea		12,568,603		17,579,643
Due from other financial institutions		11,789,280		10,782,743

		27,496,770		31,009,374

Due from financial institutions measured at fair value through profit or loss		90,339		200,743

		27,587,109		31,210,117

Deduction:
Restricted due from financial institutions		(16,516,103)		(20,754,706)
Due from financial institutions with original maturities over three months		(1,249,133)		(1,346,951)

		(17,765,236)		(22,101,657)

	~~W~~	9,821,873	~~W~~	9,108,460

31.2 Cash inflows and outflows from income tax, interest, and dividends for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	Activities	2022		2021
Income tax paid	Operating	~~W~~	1,406,931	~~W~~	956,131
Interest received	Operating		13,311,883		11,219,457
Interest paid	Operating		3,613,763		3,056,074
Dividends received	Operating		242,442		220,290
Dividends paid	Financing		1,328,632		1,033,319

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	191,904	~~W~~	136,914
Others		870,141		817,470

		1,062,045		954,384

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		418,723		523,037
Letter of guarantees		82,627		83,089
Bid bond		32,588		18,874
Performance bond		1,060,600		855,247
Refund guarantees		1,825,707		874,173
Others		3,528,937		2,505,353

		6,949,182		4,859,773

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		91,751		51,053
Overseas debt guarantees		664,836		428,109
International financing guarantees in foreign currencies		205,196		132,114
Others		50,950		50,950

		1,017,773		667,266

		9,029,000		6,481,423

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,083,348		3,551,767
Refund guarantees		1,654,863		833,765

		4,738,211		4,385,532

	~~W~~	13,767,211	~~W~~	10,866,955

32.2 Details of commitments as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	September 30, 2022		December 31, 2021
Commitments
Corporate loan commitments	~~W~~	53,395,838	~~W~~	45,767,502
Retail loan commitments		49,689,997		47,080,416
Credit line of credit cards		77,110,038		70,534,719
Purchase of other securities		7,226,723		6,835,506

		187,422,596		170,218,143

Financial guarantee contracts
Credit line		7,279,626		5,729,798
Purchase of securities		653,801		495,400

		7,933,427		6,225,198

	~~W~~	195,356,023	~~W~~	176,443,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

32.3 Other Matters (including litigation)

a) The Group has 114 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,613,016 million, and 270 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 932,870 million, which arose in the normal course of the business, as of September 30, 2022. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~60,276

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

	Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the 'Kazakhstan Almaty City Complex Development Project' in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Kookmin Bank won the case in the first and second trials, but the second trial is scheduled to be re-run as the registered shareholders of the Plaintiff filed an objection.

	Expropriation of long-term leasehold rights	1	358,700

Kookmin Bank invested assets entrusted by DAOL Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as "the real estate in this case") of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

					Kookmin Bank submitted the response letter and will proceed with the process in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

32.3 Other Matters (including litigation) (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (The pleading ended on October 18, 2022, and the rendition of judgement is scheduled for February 27, 2023.).

b) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 2 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 106 million and ~~W~~ 108 million as of September 30, 2022 and December 31, 2021, respectively. The Group takes out the personal information protection liability insurance as of September 30, 2022.

c) As of September 30, 2022, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

d) As of September 30, 2022, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.

e) KB Securities Co., Ltd., as a sales agency, sold ~~W~~ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrowers in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of September 30, 2022. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

32.3 Other Matters (including litigation) (cont’d)

f) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of September 30, 2022, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 170,600 million. Meanwhile, the Group sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of September 30, 2022. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

g) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.
•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.
•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 10.1 Changes in allowances for credit losses of loans and Note 18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of September 30, 2022, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Sep. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Sep. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Sep. 30	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Sep. 30	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Sep. 30	Collection of receivables or credit investigation
	KB STAR REIT Co., Ltd.	52.60	Korea	Sep. 30	Real estate investment
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Microfinance services
	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Sep. 30	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Sep. 30	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Sep. 30	Banking
	PT Bukopin Finance	97.03	Indonesia	Sep. 30	Installment financing
	KB BANK MYANMAR LTD	100.00	Myanmar	Sep. 30	Banking and foreign exchange transaction
	Orient Kwang-yang Co., Ltd.	36.16	Korea	Sep. 30	Building of ships
	YoulChon Clean Energy Co., Ltd.	100.00	Korea	Sep. 30	Other power generation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

33.1 Details of major consolidated subsidiaries as of September 30, 2022, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Sep. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Sep. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Sep. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Sep. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Sep. 30	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00	Indonesia	Sep. 30	Financial investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Sep. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00	Korea	Sep. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Sep. 30	Service
	KB Healthcare Co., Ltd.	100.00	Korea	Sep. 30	Information and communication
Prudential Life Insurance Company of Korea Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Sep. 30	Insurance agent
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Sep. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Sep. 30	Auto Installment finance
	KB J Capital Co., Ltd.	50.99	Thailand	Sep. 30	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Sep. 30	Auto Installment finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Sep. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Sep. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Sep. 30	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Sep. 30	Collective investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

33.2 Details of consolidated structured entities as of September 30, 2022, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 130 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 190 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

33.3 Condensed financial information of major subsidiaries as of September 30, 2022 and December 31, 2021, and for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)

	September 30, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	537,997,107	~~W~~	504,660,173	~~W~~	33,336,934	~~W~~	45,685,185	~~W~~	2,550,571	~~W~~	1,217,851
KB Securities Co., Ltd. [1,2]		58,461,685		52,407,835		6,053,850		13,942,284		303,737		428,904
KB Insurance Co., Ltd. [1,2]		43,180,571		39,951,179		3,229,392		11,788,348		520,704		(931,645)
KB Kookmin Card Co., Ltd. [1]		30,144,625		25,433,510		4,711,115		2,735,913		352,265		398,979
Prudential Life Insurance Company of Korea Ltd. [1,2]		25,081,819		23,699,954		1,381,865		1,818,530		207,706		(812,650)
KB Asset Management Co., Ltd. [1]		388,477		130,697		257,780		187,633		49,893		50,630
KB Capital Co., Ltd. [1,2]		15,581,799		13,484,904		2,096,895		1,420,559		201,997		191,811
KB Life Insurance Co., Ltd.		10,180,357		10,061,405		118,952		2,108,989		(51,919)		(390,421)
KB Real Estate Trust Co., Ltd. [1]		519,510		126,910		392,600		111,983		55,777		55,777
KB Savings Bank Co., Ltd.		2,940,778		2,657,251		283,527		140,027		21,478		21,430
KB Investment Co., Ltd. [1]		1,299,460		1,034,780		264,680		90,557		(797)		(801)
KB Data System Co., Ltd. [1]		53,057		33,440		19,617		158,221		849		1,063
KB Credit Information Co., Ltd.		29,599		13,405		16,194		26,838		(162)		(178)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

33.3 Condensed financial information of major subsidiaries as of September 30, 2022 and December 31, 2021, and for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	483,564,898	~~W~~	450,675,985	~~W~~	32,888,913	~~W~~	21,409,978	~~W~~	2,200,320	~~W~~	3,257,499
KB Securities Co., Ltd. [1,2]		55,493,985		50,008,422		5,485,563		6,920,421		543,287		575,584
KB Insurance Co., Ltd. [1,2]		41,472,227		37,328,954		4,143,273		10,658,431		269,184		102,308
KB Kookmin Card Co., Ltd.[1]		27,349,561		22,793,920		4,555,641		2,612,848		374,116		397,758
Prudential Life Insurance Company of Korea Ltd. [2]		26,287,116		23,992,601		2,294,515		1,496,273		255,596		(16,964)
KB Asset Management Co., Ltd. [1]		375,739		128,589		247,150		190,797		60,760		59,933
KB Capital Co., Ltd. [1,2]		14,529,427		12,707,210		1,822,217		1,204,562		170,659		170,492
KB Life Insurance Co., Ltd.		10,634,562		10,174,282		460,280		1,840,580		(18,076)		(81,399)
KB Real Estate Trust Co., Ltd.		496,522		119,700		376,822		129,881		71,206		71,207
KB Savings Bank Co., Ltd.		2,601,134		2,339,037		262,097		108,582		15,591		19,107
KB Investment Co., Ltd. [1]		1,197,720		922,239		275,481		103,132		21,816		21,820
KB Data System Co., Ltd. [1]		44,486		25,911		18,575		128,019		(420)		(445)
KB Credit Information Co., Ltd.		28,674		12,303		16,371		29,754		(15)		(31)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 5,582,537 million to K plus 1st L.L.C and other consolidated structured entities.

33.4.2 The Group has provided capital commitment to 46 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,751,460 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the nine-month period ended September 30, 2022, are as follows:

Company	Reasons of obtaining control
PT.KB VALBURY SEKURITAS and 27 others	Holds more than half of the ownership interests

New star Gimpo 4th Co., Ltd. and 51 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond) and 22 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Tail End Fund and 8 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

33.5.2 Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2022, are as follows:

Company	Reasons of losing control
Able Pocheon 1st Co., Ltd. and 46 others	Termination of the commitments

KB Pre IPO Secondary Venture Fund No.2 and 15 others	Liquidation

498 Seventh KOR Holdco LP and 3 other	Disposal

KB Global Digital-Chain Economy Securities Fund(Equity) and 8 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)		2022		2021
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	3,888	~~W~~	4,262
Korea Credit Bureau Co., Ltd.	Interest expense		1		5
	Fee and commission income		630		686
	Insurance income		3		3
	Fee and commission expense		3,066		3,211
	Other operating expenses		12		4
KB GwS Private Securities Investment Trust *	Fee and commission income		—		146
Incheon Bridge Co., Ltd.	Interest income		6,113		3,165
	Interest expense		350		117
	Fee and commission income		17		16
	Fee and commission expense		4		4
	Insurance income		156		180
	Losses on financial instruments at fair value through profit or loss		2,928		415
	Reversal of credit losses		—		460
	Provision for credit losses		9		1
Kendai Co.,Ltd.	Other non-operating expenses		6		—
Aju Good Technology Venture Fund	Interest expense		62		16
KB Star Office Private Real Estate Master Fund No.1*	Interest income		—		277
	Interest expense		2		4
	Fee and commission income		276		325
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		61		—
	Interest income		1,619		—
	Interest expense		252		—
	Provision for credit losses		1		—
	General and administrative expenses		3,198		—
SY Auto Capital Co., Ltd.	Interest income		666		718
	Fee and commission income		36		65
	Fee and commission expense		8		10
	Insurance income		33		31
	Other operating income		392		543
	Other operating expenses		20		56
	Provision for credit losses		4		11

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Associates and joint ventures
Food Factory Co., Ltd.	Interest income	~~W~~	60	~~W~~	52
	Interest expense		6		4
	Insurance income		7		6
	Fee and commission income		1		—
	Fee and commission expense		—		2
	Gains on financial instruments at fair value through profit or loss		20		—
	Losses on financial instruments at fair value through profit or loss		—		2
	Reversal of credit losses		—		6
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income		8		83
Acts Co., Ltd.	Insurance income		2		1
POSCO-KB Shipbuilding Fund	Fee and commission income		137		170
Dae-A Leisure Co., Ltd.	Interest expense		—		1
Paycoms Co., Ltd.	Interest income		7		7
	Gains on financial instruments at fair value through profit or loss		67		48
Big Dipper Co., Ltd.	Interest expense		1		—
	Fee and commission expense		393		496
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		1
	Fee and commission income		92		152
KB-TS Technology Venture Private Equity Fund	Fee and commission income		185		218
KB-SJ Tourism Venture Fund	Fee and commission income		209		213
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss		—		14
	Losses on financial instruments at fair value through profit or loss		—		1,344
	Fee and commission income		27		27
	Fee and commission expense		15		46
Iwon Alloy Co., Ltd.	Insurance income		1		—
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		—		126
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		48		29
	Gains on financial instruments at fair value through profit or loss		—		188
	Losses on financial instruments at fair value through profit or loss		—		52
KB-MDI Centauri Fund LP	Fee and commission income		358		288
	Gains on financial instruments at fair value through profit or loss		—		174
	Losses on financial instruments at fair value through profit or loss		—		206
Hibiscus Fund LP	Fee and commission income		391		246

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Associates and joint ventures
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss	~~W~~	—	~~W~~	1
	Fee and commission income		—		17
RMG-KB BioAccess Fund L.P.	Fee and commission income		245		—
S&E Bio Co., Ltd.	Interest expense		1		1
Contents First Inc.	Interest income		70		—
	Interest expense		(4)		59
	Provision for credit losses		2		—
December & Company Inc.	Insurance income		136		81
GENINUS Inc. *	Interest expense		12		23
	Provision for credit losses		—		3
Pin Therapeutics Inc.	Interest expense		110		—
Wyatt Corp.	Gains on financial instruments at fair value through profit or loss		—		5,398
	Insurance income		106		53
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		3		13
	Fee and commission income		—		514
Spark Biopharma Inc.	Interest expense		149		3
Skydigital Inc.	Fee and commission income		2		2
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses		1		—
SO-MYUNG Recycling Co., Ltd.	Other non-operating expenses		2		—
KB No.17 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		22
	Losses on financial instruments at fair value through profit or loss		—		8
	Interest expense		1		11
KB No.18 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		100
	Interest expense		5		16
KB No.19 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		97
	Interest expense		5		6
KB No.20 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		—		119
	Losses on financial instruments at fair value through profit or loss		10		—
	Interest expense		18		10
KB No.21 Special Purpose Acquisition Company	Fee and commission income		263		—
	Gains on financial instruments at fair value through profit or loss		1,617		—
	Interest expense		15		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Associates and joint ventures
KB No.22 Special Purpose Acquisition Company	Fee and commission income	~~W~~	175	~~W~~	—
	Gains on financial instruments at fair value through profit or loss		1,089		—
	Interest expense		1		—
KB No.23 Special Purpose Acquisition Company	Interest expense		5		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		259		365
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		512		374
COSES GT Co., Ltd.	Interest income		15		13
	Interest expense		1		1
	Provision for credit losses		3		1
	Reversal of credit losses		—		3
	Insurance income		—		1
Mantisco Co., Ltd.	Interest expense		—		1
Desilo Inc.	Interest income		6		—
Turing Co., Ltd.	Interest expense		1		—
IGGYMOB Co., Ltd.	Interest expense		1		—
Kukka Co., Ltd.	Interest expense		2		—
ZIPDOC Inc.	Interest expense		1		—
	Reversal of credit losses		2		—
TeamSparta Inc.	Interest expense		8		—
Chabot Mobility Co., Ltd.	Interest expense		1		—
	Fee and commission expense		409		—
Wemade Connect Co., Ltd.	Insurance income		2		—
	Interest expense		19		—
	Reversal of credit losses		2		—
WJ Private Equity Fund No.1	Fee and commission income		5		6
UPRISE, Inc.	Interest income		—		5
	Interest expense		3		—
	Reversal of credit losses		—		1
Channel Corporation	Interest expense		16		—
CWhy Inc.	Insurance income		2		—
Bomapp Inc.	Fee and commission expense		—		5
KB Social Impact Investment Fund	Fee and commission income		222		225
KB-UTC Inno-Tech Venture Fund	Fee and commission income		345		381
KBSP Private Equity Fund No.4	Fee and commission income		211		291
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		561		898

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)		2022		2021
Associates and joint ventures
2020 KB Fintech Renaissance Fund	Fee and commission income	~~W~~	110	~~W~~	110
KB Material and Parts No.1 PEF	Fee and commission income		264		264
FineKB Private Equity Fund No.1	Fee and commission income		480		387
Paramark KB Fund No.1	Fee and commission income		318		—
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		577		—
KB Bio Private Equity No.3 Ltd. *	Fee and commission income		4,085		270
K The 15th REIT Co., Ltd. *	Fee and commission income		—		500
	Insurance income		—		1
KB-KTB Technology Venture Fund	Fee and commission income		462		—
SKS IB NEW M&T Fund No.1	Fee and commission income		48		—
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		—		599
KB-Solidus Global Healthcare Fund	Fee and commission income		269		33
SwatchOn Inc. *	Fee and commission income		5		6
	Interest expense		5		9
Gomi corporation Inc.	Interest income		42		5
	Interest expense		2		—
	Fee and commission income		1		—
	Provision for credit losses		3		11
KB Cape No.1 Private Equity Fund	Fee and commission income		72		72
	Losses on financial instruments at fair value through profit or loss		—		103
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income		—		67
KB-GeneN Medical Venture Fund No.1	Fee and commission income		54		—
KB-BridgePole Venture Investment Fund	Fee and commission income		84		—
KB-Kyobo New Mobility Power Fund	Fee and commission income		49		—
KB Co-Investment Private Equity Fund No.1	Fee and commission income		294		—
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		142		—
Others
Retirement pension	Fee and commission income		1,015		1,010
	Interest expense		24		2

*	Excluded from the Group’s related party as of September 30, 2022.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 380,500 million and ~~W~~ 666,779 million for the nine-month periods ended September 30, 2022 and 2021, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,279	~~W~~	1,427
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		35		36
	Deposits		3,117		10,200
	Provisions		2		—
	Insurance liabilities		2		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		34,453		37,382
	Loans measured at amortized cost (gross amount)		99,940		114,107
	Allowances for credit losses		29		26
	Other assets		645		423
	Deposits		46,074		35,487
	Provisions		29		24
	Insurance liabilities		145		79
	Other liabilities		287		99
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		82		17
Aju Good Technology Venture Fund	Deposits		6,646		6,286
	Other liabilities		28		10
KB Star Office Private Real Estate Master Fund No.1 *	Loans measured at amortized cost (gross amount)		—		10,000
	Allowances for credit losses		—		5
	Other assets		—		138
	Deposits		—		2,578
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,221		—
	Allowances for credit losses		1		—
	Property and equipment		11,083		—
	Other assets		8,640		—
	Insurance liabilities		82		—
	Other liabilities		15,746		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		355		1,524
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		200		260
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,905		1,591
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		4		443
	Loans measured at amortized cost (gross amount)		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	40,038	~~W~~	40,074
	Allowances for credit losses		64		68
	Other assets		83		630
	Deposits		6		17
	Insurance liabilities		25		14
	Other liabilities		14		36
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		683		663
	Loans measured at amortized cost (gross amount)		3,487		3,553
	Allowances for credit losses		5		4
	Other assets		3		2
	Deposits		826		839
	Insurance liabilities		6		8
	Other liabilities		6		6
KB Pre IPO Secondary Venture Fund No.1 *	Deposits		—		103
Wise Asset Management Co., Ltd.	Deposits		6		—
Acts Co., Ltd.	Deposits		—		154
	Insurance liabilities		—		2
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		137		213
Paycoms Co., Ltd.	Other assets		—		1
	Financial assets at fair value through profit or loss		1,199		1,269
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		3		17
	Deposits		149		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		501		904
Iwon Alloy Co., Ltd.	Insurance liabilities		—		1
Computerlife Co., Ltd.	Deposits		2		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,493		5,423
	Other liabilities		31		79
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		18		14
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		112		94
Skydigital Inc.	Deposits		34		85
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,935		9,090

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	~~W~~	7,450	~~W~~	4,950
	Loans measured at amortized cost (gross amount)		25		17
	Deposits		19,087		6,015
	Other liabilities		81		3
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,248		1,250
	Deposits		3,022		4,001
	Other liabilities		1		—
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		3		6
	Deposits		25		38
Jo Yang Industrial Co., Ltd.	Deposits		1		1
KB No.17 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		1,301
	Deposits		—		1,687
	Other liabilities		—		12
KB No.18 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		3,881
	Deposits		—		2,077
	Other liabilities		—		12
KB No.19 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		2,091
	Deposits		—		1,013
	Other liabilities		—		5
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,125		3,135
	Deposits		1,662		1,681
	Other liabilities		21		3
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,107		—
	Deposits		2,277		—
	Other liabilities		15		—
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,079		—
	Deposits		1,970		—
	Other liabilities		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
KB No.23 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	1,495	~~W~~	—
	Deposits		2,467		—
	Other liabilities		5		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		4,930		4,930
	Loans measured at amortized cost (gross amount)		505		515
	Allowances for credit losses		4		2
	Other assets		2		1
	Deposits		1,709		1,939
	Other liabilities		1		—
IDTECK Co., Ltd.	Insurance liabilities		—		1
CWhy Inc.	Insurance liabilities		1		—
Bomapp Inc.	Financial assets at fair value through profit or loss		—		19
Channel Corporation	Financial assets at fair value through profit or loss		14,551		14,551
	Deposits		3,000		—
	Other liabilities		16		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000
KB-Solidus Global Healthcare Fund	Other assets		269		620
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,879		3,557
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		2,500
	Loans measured at amortized cost (gross amount)		2,237		2,233
	Allowances for credit losses		15		12
	Other assets		5		4
	Deposits		724		3,188
	Other liabilities		1		1
Copin Communications, Inc. *	Financial assets at fair value through profit or loss		—		4,801
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		5		—
	Deposits		156		263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	~~W~~	2,160	~~W~~	2,278
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		3		39
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,025		—
	Other assets		1		—
	Allowances for credit losses		2		—
	Deposits		6,817		12,650
	Other liabilities		5		57
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		17,429		9,633
	Other assets		341		104
2020 KB Fintech Renaissance Fund	Other assets		37		—
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
GENINUS Inc. *	Financial assets at fair value through profit or loss		—		5,855
	Loans measured at amortized cost (gross amount)		—		17
	Allowances for credit losses		—		6
	Deposits		—		34,415
	Other liabilities		—		2
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)		16		1
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		1,275		386
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		25		—
	Financial assets at fair value through profit or loss		5,000		3,000
	Deposits		9,378		—
	Other liabilities		82		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		3		4
	Financial assets at fair value through profit or loss		5,000		5,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	11	~~W~~	2
	Deposits		205		944
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		301
	Allowances for credit losses		2		2
	Deposits		5		168
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		1,358		1,054
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		2		6
	Deposits		721		2,938
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		—
	Deposits		7		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		—
	Provisions		2		—
	Deposits		1,551		—
	Insurance liabilities		31		—
	Other liabilities		1		—
TeamSparta Inc.	Financial assets at fair value through profit or loss		4,001		—
	Deposits		12,688		—
	Other liabilities		1		—
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,000		—
	Deposits		69		—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,000		—
	Loans measured at amortized cost (gross amount)		22		—
	Provisions		3		—
	Deposits		7,141		—
	Insurance liabilities		1		—
	Other liabilities		12		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Associates and joint ventures
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	1,499	~~W~~	—
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		4,249		—
Grinergy	Loans measured at amortized cost (gross amount)		1		—
	Financial assets at fair value through profit or loss		2,500		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		2,000		—
FineKB Private Equity Fund No.1	Other assets		165		153
Paramark KB Fund No.1	Other liabilities		7		200
KB-Badgers Future Mobility ESG Fund No.1	Other liabilities		577		—
December & Company Inc.	Deposits		1		1
	Insurance liabilities		44		10
KB Social Impact Investment Fund	Other assets		372		150
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		2,200		2,200
	Insurance liabilities		2		—
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		25		354
Hibiscus Fund LP	Financial assets at fair value through profit or loss		10,537		4,731
	Other assets		—		251
	Other liabilities		123		—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		2,912		353
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		74		7
SwatchOn Inc. *	Financial assets at fair value through profit or loss		—		3,345
	Loans measured at amortized cost (gross amount)		—		73
	Deposits		—		686
KB Co-Investment Private Equity Fund No.1	Other assets		193		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2022		December 31, 2021
Key management personnel	Loans measured at amortized cost (gross amount)	~~W~~	6,462	~~W~~	4,591
	Allowances for credit losses		3		2
	Other assets		5		4
	Deposits		18,643		16,996
	Provisions		1		1
	Insurance liabilities		2,516		2,471
	Other liabilities		367		345
Others
Retirement pension	Other assets		978		369
	Other liabilities		207		5,014

*	Excluded from the Group’s related party as of September 30, 2022, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	35	~~W~~	(36)	~~W~~	35
Incheon Bridge Co., Ltd.		151,489		15		(17,111)		134,393
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(779)		149,221
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		(10,000)		—
KB Cape No.1 Private Equity Fund		1,591		314		—		1,905
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,074		38		(74)		40,038
Food Factory Co., Ltd.		4,216		1,528		(1,574)		4,170
Paycoms Co., Ltd.		1,269		—		(70)		1,199
Big Dipper Co., Ltd.		17		3		(17)		3
RMGP Bio-Pharma Investment Fund, L.P.		5,423		1,070		—		6,493
RMGP Bio-Pharma Investment, L.P.		14		4		—		18
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		845		—		9,935
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		3		(6)		2,003
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company *		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company *		2,091		—		(2,091)		—
KB No.20 Special Purpose Acquisition Company		3,135		—		(10)		3,125
KB No.21 Special Purpose Acquisition Company		—		3,107		—		3,107
KB No.22 Special Purpose Acquisition Company		—		2,079		—		2,079
KB No.23 Special Purpose Acquisition Company		—		1,495		—		1,495
COSES GT Co., Ltd.		5,445		5		(15)		5,435
Bomapp Inc.		19		—		(19)		—
Channel Corporation		14,551		—		—		14,551
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,557		322		—		3,879
Gomi corporation Inc.		4,733		1,537		(33)		6,237
Copin Communications, Inc. *		4,801		—		(4,801)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Go2joy Co., Ltd.	~~W~~	1,200	~~W~~	—	~~W~~	—	~~W~~	1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		5		—		2,005
Bluepointpartners Inc.		2,278		—		(118)		2,160
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		10,025		—		17,302
KB-MDI Centauri Fund LP		9,633		7,796		—		17,429
SwatchOn Inc. *		3,418		—		(3,418)		—
OKXE Inc.		800		—		—		800
GENINUS Inc. *		5,872		—		(5,872)		—
Checkmate Therapeutics Inc.		2,200		—		—		2,200
Mantisco Co., Ltd.		3,001		16		(1)		3,016
IMBiologics Corp.		5,004		3		(4)		5,003
Spark Biopharma Inc.		4,967		2,525		(17)		7,475
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,025		—		5,025
Hibiscus Fund LP		4,731		5,806		—		10,537
SuperNGine Co., Ltd.		1,998		11		(2)		2,007
Desilo Inc.		3,469		—		(1)		3,468
RMG-KB BioAccess Fund L.P.		353		2,559		—		2,912
RMG-KB BP Management Ltd.		7		67		—		74
IGGYMOB Co., Ltd.		5,006		2		(6)		5,002
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		4,249		—		4,249
Grinergy		—		2,501		—		2,501
NexThera Co., Ltd.		—		2,000		—		2,000
Chabot Mobility Co., Ltd.		—		2,000		—		2,000
TeamSparta Inc.		—		4,001		—		4,001
FutureConnect Co., Ltd.		—		1,499		—		1,499
Wemade Connect Co., Ltd.		—		12,022		—		12,022
Key management personnel		4,591		4,134		(2,263)		6,462

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	38	~~W~~	(36)	~~W~~	38
Incheon Bridge Co., Ltd.		171,758		7		(14,592)		157,173
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(103)		1,897
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		40,060		50		(60)		40,050
Food Factory Co., Ltd.		3,872		396		(34)		4,234

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Paycoms Co., Ltd.	~~W~~	1,226	~~W~~	49	~~W~~	—	~~W~~	1,275
Big Dipper Co., Ltd.		4		18		(4)		18
RMGP Bio-Pharma Investment Fund, L.P.		4,250		1,966		—		6,216
RMGP Bio-Pharma Investment, L.P.		9		4		—		13
Wyatt Corp.		6,000		5,398		—		11,398
Banksalad Co., Ltd.		9,141		—		(1,330)		7,811
UPRISE, Inc.		750		1,000		(500)		1,250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		21		(24)		2,021
KB No.17 Special Purpose Acquisition Company *		2,687		14		—		2,701
KB No.18 Special Purpose Acquisition Company *		3,873		99		—		3,972
KB No.19 Special Purpose Acquisition Company *		2,055		96		—		2,151
KB No.20 Special Purpose Acquisition Company		3,067		119		—		3,186
COSES GT Co., Ltd.		5,430		1		—		5,431
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		4,551		10,000		—		14,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		126		—		3,390
Gomi corporation Inc.		509		4,216		(9)		4,716
Copin Communications, Inc. *		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		599		—		2,031
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		4,486		—		8,766
SwatchOn Inc. *		3,404		19		(59)		3,364
OKXE Inc.		800		—		—		800
GENINUS Inc. *		5,599		7		—		5,606
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,001		—		3,001
IMBiologics Corp.		—		5,022		—		5,022
Spark Biopharma Inc.		—		4,962		—		4,962
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,618		—		4,618

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
SuperNGine Co., Ltd.	~~W~~	—	~~W~~	1,998	~~W~~	—	~~W~~	1,998
Desilo Inc.		—		3,168		—		3,168
RMG-KB BioAccess Fund L.P.		—		7		—		7
RMG-KB BP Management Ltd.		—		348		—		348
Key management		5,153		2,900		(3,672)		4,381

*	Excluded from the Group’s related party as of September 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Beginning		Borrowing	Repayment	Others[1]	Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	—	—	(7,083)	3,117
Incheon Bridge Co., Ltd.		35,487	28,000	(15,000)	(2,413)	46,074
Jungdo Co., Ltd.		4	—	—	—	4
Dae-A Leisure Co., Ltd.		17	—	—	65	82
Computerlife Co., Ltd.		—	—	—	2	2
Skydigital Inc.		85	—	—	(51)	34
Jo Yang Industrial Co., Ltd.		1	—	—	—	1
Aju Good Technology Venture Fund		6,286	6,077	(3,840)	(1,877)	6,646
KB-KDBC Pre-IPO New Technology Business Investment Fund		904	—	—	(403)	501
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524	—	—	(1,169)	355
WJ Private Equity Fund No.1		260	—	—	(60)	200
KB Star Office Private Real Estate Master Fund No.1 [2]		2,578	—	(2,578)	—	—
SY Auto Capital Co., Ltd.		17	—	—	(11)	6
KB No.17 Special Purpose Acquisition Company [2]		1,687	—	(1,546)	(141)	—
KB No.18 Special Purpose Acquisition Company [2]		2,077	—	(2,016)	(61)	—
KB No.19 Special Purpose Acquisition Company [2]		1,013	—	(1,000)	(13)	—
KB No.20 Special Purpose Acquisition Company		1,681	—	—	(19)	1,662
KB No.21 Special Purpose Acquisition Company		—	2,000	—	277	2,277
KB No.22 Special Purpose Acquisition Company		—	—	—	1,970	1,970
KB No.23 Special Purpose Acquisition Company		—	2,133	—	334	2,467
RAND Bio Science Co., Ltd.		443	—	—	(439)	4
Food Factory Co., Ltd.		839	511	(507)	(17)	826
Acts Co., Ltd.		154	—	—	(154)	—
Paycoms Co., Ltd.		1	—	—	—	1
Big Dipper Co., Ltd.		—	300	(200)	49	149
Wyatt Corp.		1	—	—	—	1
UPRISE, Inc.		4,001	—	—	(979)	3,022
CellinCells Co., Ltd.		38	—	—	(13)	25
COSES GT Co., Ltd.		1,939	—	—	(230)	1,709

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing			Repayment		Others[1]	Ending
Associates and joint ventures
SwatchOn Inc. [2]	~~W~~	686		—		—		(686)		—
Gomi corporation Inc.		3,188		—		—		(2,464)		724
S&E Bio Co., Ltd.		263		50		—		(157)		156
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(36)		3
Contents First Inc.		12,650		—		(10,000)		4,167		6,817
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		34,415		—		—		(34,415)		—
Mantisco Co., Ltd.		386		—		—		889		1,275
Pin Therapeutics Inc.		—		15,000		(6,000)		378		9,378
Spark Biopharma Inc.		6,015		30,463		(15,510)		(1,881)		19,087
G1 Playground Co., Ltd.		354		—		—		(329)		25
SuperNGine Co., Ltd.		944		—		—		(739)		205
Desilo Inc.		168		—		—		(163)		5
Turing Co., Ltd.		1,054		—		—		304		1,358
IGGYMOB Co., Ltd.		2,938		—		—		(2,217)		721
Kukka Co., Ltd.		—		—		—		7		7
ZIPDOC Inc.		—		—		—		1,551		1,551
TeamSparta Inc.		—		—		—		12,688		12,688
Chabot Mobility Co., Ltd.		—		—		—		69		69
Wemade Connect Co., Ltd.		—		3,294		—		3,847		7,141
Wise Asset Management Co., Ltd.		—		6		—		—		6
Channel Corporation		—		3,000		—		—		3,000
Key management personnel		16,996		15,272		(12,004)		(1,621)		18,643

(In millions of Korean won)	2021
	Beginning		Borrowing			Repayment		Others [1]	Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	(1,000)	~~W~~	(13,468)	~~W~~	5,514
Incheon Bridge Co., Ltd.		39,520		15,000		(20,000)		2,965		37,485
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		(479)		179		336
Skydigital Inc.		15		—		—		(14)		1
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		3,093		1,785		—		764		5,642
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(91)		832
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		4,731		12,828
Neomio Corp. [2]		535		—		—		(535)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
WJ Private Equity Fund No.1	~~W~~	349	~~W~~	—	~~W~~	—	~~W~~	(119)	~~W~~	230
KB Star Office Private Real Estate Master Fund No.1 [2]		4,255		—		(1,770)		134		2,619
SY Auto Capital Co., Ltd.		6		—		—		9		15
KB No.17 Special Purpose Acquisition Company [2]		1,711		1,546		(1,525)		(31)		1,701
KB No.18 Special Purpose Acquisition Company [2]		2,101		2,016		(2,063)		40		2,094
KB No.19 Special Purpose Acquisition Company [2]		1,053		1,000		(1,000)		(27)		1,026
KB No.20 Special Purpose Acquisition Company		1,716		—		—		(34)		1,682
RAND Bio Science Co., Ltd.		693		—		(400)		518		811
Food Factory Co., Ltd.		1,555		507		(500)		(827)		735
Acts Co., Ltd.		18		—		—		44		62
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		(1)		—
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		584		595
CellinCells Co., Ltd.		260		—		—		(203)		57
COSES GT Co., Ltd.		292		—		—		712		1,004
SwatchOn Inc. [2]		3,947		—		(3,000)		(79)		868
Gomi corporation Inc.		37		—		—		354		391
S&E Bio Co., Ltd.		1,142		—		—		(653)		489
KB Pre IPO Secondary Venture Fund No.1 [2]		629		—		—		(482)		147
4N Inc.		76		—		—		(65)		11
Contents First Inc.		1,823		20,000		(6,000)		(499)		15,324
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		13,630		—		(5,000)		(5,017)		3,613
Mantisco Co., Ltd.		—		—		—		394		394
Spark Biopharma Inc.		—		1,000		(3,000)		3,492		1,492
G1 Playground Co., Ltd.		—		—		—		637		637
SuperNGine Co., Ltd.		—		—		—		1,273		1,273
Key management		17,167		13,441		(12,913)		784		18,479

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of September 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022				2021
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	21,177	~~W~~	279	~~W~~	3,620
KB GwS Private Securities Investment Trust *		—		—		—		188,836
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		5		—		1,950
POSCO-KB Shipbuilding Fund		—		—		—		5,925
KB Pre IPO Secondary Venture Fund No.1 *		—		2,625		—		292
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		1,400		—		3,000
KB-SJ Tourism Venture Fund		—		400		500		—
Korea Credit Bureau Co., Ltd.		—		—		—		90
KB-UTC Inno-Tech Venture Fund		—		—		5,085		—
KB-Solidus Global Healthcare Fund		—		19,630		—		—
KB-Stonebridge Secondary Private Equity Fund		4,369		3,356		10,734		10,992
KB Star Office Private Real Estate Master Fund No.1 *		—		42,118		—		601
KB SPROTT Renewable Private Equity Fund No.1		12,247		—		—		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		1,320		3,628		6,968		—
JR Global REIT *		—		—		—		65,025
KB Bio Private Equity No.3 Ltd. *		—		10,000		10,000		—
K The 15th REIT Co., Ltd. *		—		—		8,600		8,600
Project Vanilla Co., Ltd.		—		180		—		—
KB Social Impact Investment Fund		—		—		1,500		—
KB-TS Technology Venture Private Equity Fund		—		2,968		1,510		2,976
Keystone-Hyundai Securities No.1 Private Equity Fund *		—		—		—		1,925
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		2,800		8,000		8,200
Aju Good Technology Venture Fund		—		4,400		—		769
G payment Joint Stock Company		—		—		9,029		—
498/7 Owners LLC *		—		166,851		—		—
KB-KTB Technology Venture Fund		5,600		—		—		—
KB-SOLIDUS Healthcare Investment Fund		13,500		—		—		—
Paramark KB Fund No.1		12,270		—		—		—
FineKB Private Equity Fund No.1		7,500		3,100		8,375		—
KB-GeneN Medical Venture Fund No.1		2,000		—		—		—
KB-BridgePole Venture Investment Fund		850		—		—		—
KB-Kyobo New Mobility Power Fund		3,000		—		—		—
DA-Friend New Technology Investment Fund No.2		988		—		—		—
Cornerstone Pentastone Fund No.4		818		—		—		—
SKS-VLP New Technology Investment Fund No.2		1,156		—		—		—
JS Private Equity Fund No.3		1,700		—		—		—
Mirae Asset Mobility Investment Fund No.1		2,000		—		—		—
KB-FT 1st Green Growth Investment Fund		2,000		—		—		—
SKS IB NEW M&T Fund No.1		1,000		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2022 and 2021, are as follows: (cont’d)

(In millions of Korean won)	2022				2021
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Star-Lord General Investors Private Real Estate Investment Company No.10	~~W~~	46,700	~~W~~	10	~~W~~	—	~~W~~	—
KB Co-Investment Private Equity Fund No.1		7,268		—		—		—
Glenwood Credit Private Equity Fund No.2		42,000		—		—		—
Apollo REIT PropCo LLC *		19,968		19,968		—		—
TMAP Mobility Co., Ltd.		200,000		—		—		—
POSITIVE Sobujang Venture Fund No.1		2,000		—		—		—
History 2022 Fintech Fund		2,000		—		—		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st		2,000		—		—		—
KB-NP Green ESG New Technology Venture Capital Fund		5,000		—		—		—

*	Excluded from the Group’s related party as of September 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.6 Unused commitments provided to related parties as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		September 30, 2022		December 31, 2021
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		565		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		85		93
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	Commitments on loss absorption priority		—		10,000
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		112		98
Food Factory Co., Ltd.	Unused lines of credit for credit card		51		82
KB No.18 Special Purpose Acquisition Company *	Unused lines of credit for credit card		—		15
KB No.19 Special Purpose Acquisition Company *	Unused lines of credit for credit card		—		1
KB No.23 Special Purpose Acquisition Company	Unused lines of credit for credit card		12		—
CellinCells Co., Ltd.	Unused lines of credit for credit card		21		18
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		57		43
SwatchOn Inc. *	Unused lines of credit for credit card		—		127
Gomi corporation Inc.	Unused lines of credit for credit card		13		2
COSES GT Co., Ltd.	Unused lines of credit for credit card		25		15
GENINUS Inc. *	Unused lines of credit for credit card		—		43
Spark Biopharma Inc.	Unused lines of credit for credit card		25		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		14		29
IMBiologics Corp.	Unused lines of credit for credit card		19		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		9		18
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		23		14
Pin Therapeutics Inc.	Unused lines of credit for credit card		25		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.6 Unused commitments provided to related parties as of September 30, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		September 30, 2022		December 31, 2021
Associates and joint ventures
Grinergy	Unused lines of credit for credit card	~~W~~	9	~~W~~	—
S&E Bio Co., Ltd.	Unused lines of credit for credit card		45		—
Desilo Inc.	Unused lines of credit for credit card		3		—
ZIPDOC Inc.	Unused lines of credit for credit card		45		—
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		178		—
KB Pre IPO Secondary Venture Fund No.1 *	Commitments on loss absorption priority		—		1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		440		616
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		5,140		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		1,210		5,579
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		15,288		16,608
KB-KTB Technology Venture Fund	Purchase of securities		16,800		22,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		74,700		88,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		15,732		20,000
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		35,000		—
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		45,000		—
FineKB Private Equity Fund No.1	Purchase of securities		9,125		16,625
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		15,690		27,960
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities		USD 4,348,750		USD 5,169,932
RMGP Bio-Pharma Investment, L.P.	Purchase of securities		USD 11,159		USD 12,615
KB-MDI Centauri Fund LP	Purchase of securities		USD 1,744,518		USD 6,622,923
Hibiscus Fund LP	Purchase of securities		MYR 16,666,666		MYR 33,333,333
RMG-KB BP Management Ltd.	Purchase of securities		USD 674,062		USD 616,170
RMG-KB BioAccess Fund L.P.	Purchase of securities		USD 26,422,614		USD 29,702,324
Key management personnel	Loan commitments in Korean won		2,563		2,018

*	Excluded from the Group’s related party as of September 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

34.7 Details of compensation to key management personnel for the nine-month periods ended September 30, 2022 and 2021, are as follows:

(In millions of Korean won)	2022
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,647	~~W~~	650	~~W~~	3,254	~~W~~	9,551
Registered directors (non-executive)		794		—		—		794
Non-registered directors		12,229		401		6,957		19,587

	~~W~~	18,670	~~W~~	1,051	~~W~~	10,211	~~W~~	29,932

(In millions of Korean won)	2021
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	6,013	~~W~~	728	~~W~~	8,947	~~W~~	15,688
Registered directors (non-executive)		746		—		—		746
Non-registered directors		9,671		286		11,062		21,019

	~~W~~	16,430	~~W~~	1,014	~~W~~	20,009	~~W~~	37,453

34.8 Details of collateral provided by related parties as of September 30, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Assets held as collateral	September 30, 2022		December 31, 2021
Associates
KB Star Office Private Real Estate Master Fund No.1 *	Real estate	~~W~~	—	~~W~~	13,000
Key management personnel	Time deposits and others		347		745
	Real estate		9,763		5,176

*	Excluded from the Group’s related party as of September 30, 2022.

As of September 30, 2022, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021 (Unaudited), and December 31, 2021

35. Events after the Reporting Period

According to the resolution of the board of directors on October 25, 2022, the quarterly dividend per share of ~~W~~ 500 (total dividend: ~~W~~ 194,817 million) with dividend record date of September 30, 2022 were paid on November 10, 2022. The Company’s financial statements as of September 30, 2022, do not reflect this dividend payable.